'

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------



                               AMENDMENT NO. 2 TO
                                     FORM 10



                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

    Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                    ---------

                        VALLEY COMMUNITY BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

            WASHINGTON                                   91-1913479
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

1307 EAST MAIN, PUYALLUP, WASHINGTON                               98372
(Address of principal executive offices)                         (Zip Code)

                                 (253) 848-2316
              (Registrant's telephone number, including area code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE


        Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $1.00 PAR VALUE
                                (Title of Class)

                                   TABLE OF CONTENTS                                    PAGE
ITEM 1.    BUSINESS OF VALLEY COMMUNITY BANCSHARES, INC., AND THE BANKS                   3

ITEM 2.    FINANCIAL INFORMATION                                                         13

ITEM 3.    PROPERTIES                                                                    40

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                40

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS                                              41

ITEM 6.    EXECUTIVE COMPENSATION                                                        43

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                45

ITEM 8.    LEGAL PROCEEDINGS                                                             45

ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND RELATED STOCKHOLDER MATTERS                                               46

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES                                       46

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED                       47

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS                                     49

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                                   50

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE                                           79

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS                                             79

                        VALLEY COMMUNITY BANCSHARES, INC.



                AMENDMENT NO. 2 TO FORM 10 REGISTRATION STATEMENT



ITEM 1.  BUSINESS OF VALLEY COMMUNITY BANCSHARES, INC., AND THE BANKS

GENERAL

         Valley Community Bancshares, Inc. (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The administrative offices of the Company are located at 1307 East Main Avenue, Puyallup, Washington 98372, and its telephone number is (253) 848-2316.

         The Company was organized and incorporated under the laws of the State of Washington as a holding company for its principal banking subsidiary, Puyallup Valley Bank, a state chartered, FDIC insured commercial bank, through a reorganization completed on July 1, 1998. The Company conducts its business primarily through Puyallup Valley Bank, but has recently completed the acquisition of Valley Bank, a newly organized state chartered FDIC insured commercial bank subsidiary located in Auburn, Washington. Puyallup Valley Bank and Valley Bank are referred to as the "Banks" in this Registration Statement.

         The principal source of the Company's revenue are (i) interest and fees on loans; (ii) deposit service charges; (iii) merchant credit card processing fees; (iv) federal funds sold (funds loaned on a short-term basis to other banks); and (v) interest on investments (principally government securities). The Banks' lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines of credit, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement loans and rehabilitation loans. The Banks also offer cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit or payroll and social security checks, automated teller machine access, and automatic drafts for various accounts.

PUYALLUP VALLEY BANK

         Puyallup Valley Bank is a Washington state-charted commercial bank that provides full-service banking to businesses and residents within the Puyallup community and its surrounding area. Puyallup Valley Bank places particular emphasis on serving the small to medium sized business segment of the market by making available a line of banking products tailored to their needs, with those services delivered by experienced professionals concerned with building long-term relationships. Puyallup Valley Bank conducts business out of six full-service offices and one drive-up facility.

         The organizers of Puyallup Valley Bank commenced formation efforts in 1972. Puyallup Valley Bank was formally incorporated on January 9, 1973, under the laws of the State of Washington after having received approval to organize from the Division and the FDIC, and commenced operations during October, 1973. Puyallup Valley Bank was organized with capital of $400,000 through the sale of 20,000 shares of Common Stock at a sales price of $20 per share.

         Puyallup Valley Bank had net income of $1,520,000 in 1999, $1,568,000 in 1998, and $1,592,000 in 1997. Total Assets at December 31, 1999 and 1998 were $124,909,000 and $125,189,000, respectively.

VALLEY BANK

         Valley Bank is a newly organized commercial bank that commenced operations on January 11, 1999. Valley Bank was formally incorporated December 3, 1998, under the laws of the State of Washington after having received approval to organize from the Division of Banks of the Washington Department of Financial Institutions (the "Division") and the FDIC. Valley Bank was founded by a group of business and professional individuals in the King County area as a commercial bank subsidiary of the Company to serve the needs of the community in and around the city Auburn. Valley Bank engages in a general commercial banking business in the Auburn area of King County and offers commercial banking services to small and medium size businesses, professionals and retail customers in the Bank's market area.

         Valley Bank is a solely-owned subsidiary of the Company and with initial capital of $4,025,000, the minimum amount required to capitalize a bank in the Auburn community under federal and state law.

         Valley Bank had net loss of approximately $125,000 in 1999 and total assets at December 31, 1999 of approximately $8,002,000. It is anticipated that Valley Bank will continue to incur operating losses in the next year(s) of operation. It is anticipated that such losses will not have a significant impact on the Company.

MARKET AREA

         The Company's principal market area is located in South King County and Eastern Pierce County region of Washington State. King County and Pierce County are the two most populous counties in Washington State with over 2,000,000 residents. The economy of the region is dependent upon aerospace, high technology, foreign trade and natural resources, including agriculture and timber. The region has become more diversified over the past decade as a result of the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms. The regional economy generally has experienced strong growth and stability in recent years.

         Eastern Pierce County, where Puyallup Valley Bank has six locations, is located approximately 30 miles southeast of Seattle and five miles northeast of Tacoma, the region's two largest cities. The area includes several residential and agricultural communities including Puyallup, South Hill, Sumner, Edgewood, Graham, Orting, and Summit/Fredrickson and has a population in excess of 100,000 residents. This area is characterized as the Company's principal market area.

         South King County, where Valley Bank has one location in Auburn, is centrally located between Seattle and Tacoma and has a population of over 140,000 residents. The community is supported by light industry, aerospace, and forest products industries. The Company considers the Auburn and Kent Valley a natural area of expansion because of its close proximity to Eastern Pierce County.

BUSINESS STRATEGY

         As a locally owned financial institution, the Company emphasizes local banking needs. The Company seeks to achieve growth and maintain a strong return on equity. The strategy to accomplish these goals is to focus on small businesses that traditionally develop an exclusive relationship with a single bank. The Banks also have the size to give personal attention required by business people and significant credit expertise to help these businesses meet their goals.

         The Banks offer to its customers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. One major goal in developing the Banks' product mix is to keep the product offerings as simple as possible, both in terms of the number of products and the features and benefits of the individual services. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The FDIC up to the maximum amount insures all deposit accounts. The Banks solicit these accounts from small-to-medium sized businesses in their respective primary trade areas, and from individuals who live and/or work within these areas.

         The Banks offer loans to their diverse markets and communities. The market consists of south King County and east Pierce County in general and the areas in and around Puyallup and Auburn in particular. Loans are provided to creditworthy borrowers regardless of their race, color, national origin, religion, sex, age, marital status, sexual orientation, disability, receipt of public assistance, or any basis prohibited by law. The Banks intend to fulfill this commitment while maintaining prudent credit practices. In the course of fulfilling its obligation to meet the credit needs of the communities which they serve, the Banks give consideration to each credit application regardless of the fact that the applicant may reside in a low to moderate income neighborhood, and without regard to the geographic location of the residence, property or business within their market areas.

         The Banks provide innovative, quality, financial products that meet the banking needs of their customers and communities. The loan programs and acceptance of certain loans may vary from time-to-time depending upon funds available and regulations governing the banking industry. The Banks offer all basic types of credit to their local communities including commercial and consumer loans. The types of loans within these categories are as follows:

         COMMERCIAL LOANS. Commercial loans are typically made to sole proprietorships, partnerships, corporations, and other business entities, municipalities, and individuals, where the loan is to be used primarily for business purposes. The types of loans the Banks offer include:

                  -        Small Business Administration financing programs
                  -        operating and working capital loans
                  -        loans to finance capital purchases
                  -        commercial real estate loans
                  -        business lines of credit
                  -        term loans
                  -        loans to professionals
                  -        letters of credit

         CONSUMER LOANS. Consumer loans are typically available to finance consumer purchases, such as automobiles, household furnishings, boats, and education. Loans are available on both a secured and an unsecured basis. The following types of consumer loans are available:

                  -        automobiles and trucks
                  -        boats and recreational vehicles
                  -        personal loans and lines of credit
                  -        home equity lines of credit
                  -        home improvement and rehabilitation loans
                  -        credit card services
                  -        consumer real estate loans

         Other types of credit programs, such as loans to nonprofit organizations, public entities, for community development, and other governmental offered programs also are available.

         The Banks offer traditional banking services, such as safe deposit boxes, wire transfers, direct deposit of payroll and social security checks, automated teller machine access, and automatic drafts for various accounts. The Banks do not offer trust services.

CREDIT MANAGEMENT

         The Company strives to achieve sound credit risk management. In order to achieve this goal the Company has established stringent, centralized credit policies and uniform underwriting criteria for all loans. The Company emphasizes diversification in the types of loans offered, regular credit examinations, and quarterly reviews of large loans and of loans experiencing deterioration in credit quality. The Company identifies potential problem loans early, charges off loans promptly, and maintains a adequate allowance for loan loss. In order to achieve sound credit risk management the Company has established certain credit guidelines for its lending portfolio. Guidelines relating to the more commonly requested loans types are as follows:

         1. Short-term Single Payment Loans - These notes are made to individuals and businesses and generally do not exceed six months in term. The credit needs are generally seasonal with the source of repayment being liquidation of the current assets being financed or other current asset conversion. For commercial borrowers, cash flow projections are provided to establish the ability to service the debt within the terms of the note. Collateral is taken if the commercial borrower debt-to-worth ratio exceeds 1:1 or the current ratio is less than 2:1. Loans to closely held corporations are generally guaranteed by the principal(s).

         2. Term Residential First Mortgage Loans - These notes include any loan whose purpose is to buy residential real estate with the loan secured by the real estate. The Company currently is not interested in generating residential real estate loans for its portfolio, unless the interest rate on those loans can be periodically adjusted to reflect current market conditions. Loans in excess of five years have cut-offs for rate review. The maximum amortization of first residential real estate is 30 years. The loan-to-value ratios normally do not exceed 80 percent.

         3. Consumer Installment Loans - These notes are normally made to consumers under the following guidelines.

                  - Automobiles - The dealer cost on new automobiles and average loan value on used ones.

                  - Recreational Vehicles and Boats - 80 percent of the cash selling price.

                  - Home Improvement - These loans are less than the borrower's equity in the property and are the borrower's residence.

                  - Second Liens Real Estate (Single Family) - Maximum term on these loans is 180 months. The debt on the property generally does not exceed a loan-to-value ratio of 80 percent.

                  - Mobile home - Maximum term on these loans is 180 months. The debt on the property generally does not exceed a loan-to-value ratio of 75 percent.

                  - Unsecured - The term for unsecured loans generally does not exceed 24 months, 6 months for single payment loans.

         4. Consumer Lines of Credit - The Company offers two personal lines of credit programs: Personal Line of Credit and Home Equity Line of Credit. The maximum term on these loans is normally 60 months. The debt on the property generally does not exceed a loan-to-value ratio of 80 percent.

         5. Loans For Business Purposes. - The Company makes term loans to finance the acquisition of fixed assets or refinance short-term debt used to purchase fixed assets. The maximum term is 7 years or the estimated useful life of the asset being purchased, whichever is less (unless secured by real estate). These loans include accounts receivable, inventory and/or equipment. Collateral is the form of a first lien on commercial real estate and generally has a maximum maturity of 25 years with a loan-to-value ratio not to exceed 80 percent. Repayment comes from cash flow and therefore borrowers provide the Company with a forecast of Balance Sheet, Cash Flow and Profit and Loss Statements as an indication of their capacity to repay the loan. Debt service coverage generally is at least 1:1.

         6. Real Estate Lending - The Company offers loans secured by real property subject to loan-to-value limits (LTV). However other credit factors such as capacity of the borrower, income from the underlying property, the overall credit-worthiness of the borrower, the level of cash equity invested in the property, secondary sources of repayment, and additional collateral or credit enhancements are also considered. The following loan-to-value limits have been established.

                               LOAN TYPE                       MAXIMUM LTV
                               ---------                       -----------
                    Raw Land                                            65%
                    Development                                         75%
                    Non-Residential Construction                        80%
                    One-to-Four Family Construction                     80%
                    Improved Property                                   80%
                    Home Equity Loans                                   80%
                    Residential One-to-Four Family                      80%

EMPLOYEES

         At December 31, 1999, the Banks had 49 full and 19 part time employees. The Company does not have any employees. Management considers its relations with employees to be satisfactory.

COMPETITION

         The geographic market area served by the Banks is highly competitive with respect to both loans and deposits. The Banks compete principally with commercial banks, savings and loan associations, credit unions, mortgage companies, and other financial institutions. The major commercial bank competitors are the regional banks (Columbia State Bank and Frontier Bank) and national banks (Key Bank National Association, Bank of America National Trust and Savings Association, U.S. Bank National Association and Wells Fargo Bank) that have a branch or branches within the Banks' primary trade areas. Among the advantages such larger banks have are their ability to finance wide-ranging advertising campaigns and to allocate their investment assets to geographic regions of higher yield and demand.
Such banks offer certain services which are not offered directly by the Bank (but are offered indirectly through correspondent institutions); and, by virtue of their greater total capitalization (legal lending limits to an individual customer are based upon a percentage of a bank's total shareholder equity accounts), such banks have substantially higher lending limits than the Banks.

         The Banks also compete with the financial markets for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Further, commercial banks compete for available funds with money market instruments and similar investment vehicles offered by institutions such as brokerage firms, credit card companies, and retailers (e.g., Sears, Roebuck & Co.). In periods of high interest rates, such money market funds have provided substantial competition to banks for deposits, and it is anticipated that they may continue to do so in the future.

         In order to compete with the other financial institutions in their primary trade areas, the Banks use, to the fullest extent possible, the flexibility which is accorded by independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the Banks' officers, directors and employees. The Banks also provide special services and programs for individuals in their primary trade areas who are employed in the business and professional fields.

         The Company anticipates bank competition will continue to change dramatically over the next several years as the major regional and national banks continue to consolidate. These larger financial institutions will continue the trend of consolidating their branch systems and providing incentives to their customers to use electronic banking instead of visiting branches. It is anticipated that credit unions, because of their tax benefits, will also continue to show growth.

SUPERVISION AND REGULATION

         The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries and therefore are not complete and are qualified by the statutes and regulations referenced. In addition, due to the numerous statutes and regulations that apply to and regulate the operation of the banking industry, many are not referenced below.

         The Company and the Banks are subject to extensive federal and Washington state legislation, regulation and supervision. These laws and regulations are primarily intended to protect depositors and the FDIC rather than shareholders of the Company. The laws and regulations affecting banks and bank holding companies have changed significantly over recent years, and there is reason to expect that similar changes will continue in the future. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Company. The Company is unable to predict the nature or the extent of the effects on its business and earnings that any fiscal or monetary policies or new federal or state legislation may have in the future.

THE COMPANY

         The Company is a bank holding company by virtue of its ownership of the Banks, and is registered as such with the Federal Reserve. The Company is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), which subjects the Company and the Banks to supervision and examination by the Federal Reserve. Under the BHCA, the Company files with the Federal Reserve annual reports of its operations and such additional information as the Federal Reserve may require. The Federal Reserve Board may examine a bank holding company and any of its subsidiaries and charge the company for the cost of such an examination.

         SOURCE OF STRENGTH TO THE BANKS. The Federal Reserve Board takes the position that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Board's position that in serving as a source of strength to its subsidiary banks, bank holding companies should use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Board to be an unsafe and unsound banking practice or a violation of the Board's regulations or both.

         FEDERAL RESERVE APPROVAL. Bank holding companies must obtain the Federal Reserve's approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, they would own or control, directly or indirectly, more than 5% of the voting shares of such bank; (2) merge or consolidate with another bank holding company; and
(3) acquire substantially all of the assets of any additional banks. Until September 1995, the BHCA also prohibited bank holding companies from acquiring any such interest in any bank or bank holding company located in a state other than the state in which the bank holding company was located, unless the laws of both states expressly authorized the acquisition. Now, subject to certain state restrictions, such as age and contingency laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of an out-of-state bank.

         CONTROL OF NONBANKS. With certain exceptions, the BHCA also prohibits bank holding company from acquiring direct or indirect ownership or control of voting shares in any company other than a bank or a bank holding company unless the Federal Reserve finds the company's business to be incidental to the business of banking. When making this determination, the Federal Reserve in part considers whether allowing a bank holding company to engage in those activies would offer advantages to the public that would outweigh possible adverse effects.

         The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("Economic Growth Act") amended the BHCA to eliminate the requirement that a bank holding company seek Federal Reserve approval before engaging de novo in permissible nonbanking activities, if the holding company is well capitalized and meets certain other criteria specified in the same statute. A bank holding company meeting the specifications is now required only to notify the Federal Reserve within 10 business days after the activity has begun.

         CONTROL TRANSACTIONS. The Change in Bank Control Act of 1978, as amended, requires a person or group of persons acquiring "control" of a bank holding company to provide the FRB with at least 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve has 60 days to issue a notice disapproving the proposed acquisition, but the Federal Reserve may extend this time period for up to another 30 days. An acquisition may be completed before the disapproval period expires if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act") would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any "company" would be required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares of the Company, or otherwise obtain control over the Company.

         AFFILIATE TRANSACTIONS. The Company and the Banks are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, Sections 23A and 23B of the Federal Reserve Act: (1) limit the extent to which the financial institution or its subsidiaires may engage in "covered transactions" with an affiliate, as defined, to an amount equal to 10% of such institution's capital and surplus and an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital and surplus, and (2) require all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar type of transactions.

         MANAGEMENT REGULATION. Federal law: (1) sets forth the circumstances under which officers or directors of a financial institution may be removed by the institution's federal supervisory agency; (2) places restraints on lending by an institution to its executive oficers, directors, principal stockholders, and their related insterests; and (3) prohibits management personnel from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

         TIE-IN LIMITATIONS. The Company and the Banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Banks may condition an extension of credit on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor. Effective April 1997, the Federal Reserve has adopted significant amendments to its anti-tying rules that: (1) remove Federal Reserve-imposed anti-tying restrictions on bank holding companies and their non-bank subsidiaries;

(2) create exemptions from the statutory restriction on bank tying arrangements to allow banks greater flexibility to package products with their affiliates; and (3) establish a safe harbor from the tying restrictions for certain foreign transactions.

BANKING SUBSIDIARIES

         Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends (see below), establishment of branches, and dealings with affiliated persons. The FDIC has authority to prohibit banks under their supervision from engaging in what they consider to be an unsafe and unsound practice in conducting their business.

         The Banks are state-chartered commercial banks subject to extensive regulation and supervision by the Washington Department of Financial Institutions Division of Banks ("DFI"). The Banks are also subject to regulation and examination by the FDIC, which insures their respective deposits to the maximum extent permitted by law. The federal laws that apply to the Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing the Banks generally have been promulgated to protect depositors and not to protect stockholders of such institutions or their holding companies.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal banking regulators to adopt regulations or guidelines in a number of areas to ensure bank safety and soundness, including: internal controls; credit underwriting; asset growth; management compensation; ratios of classified assets to capital; and earnings. FDICIA also contains provisions which are intended to change independent auditing requirements; restrict the activities of state-chartered insured banks; amend various consumer banking laws; limit the ability of "undercapitalized banks" to borrow from the Federal Reserve's discount window; and require regulators to perform periodic on-site bank examinations and set standards for real estate lending.

         LOANS-TO-ONE BORROWER. Each of the Banks is subject to limitations on the aggregate amount of loans that it can make to any one borrower, including related entities. Applicable regulations generally limit loans-to-one borrower to 20% of unimpaired capital. Each of the Banks is in compliance with applicable loans-to-one borrower requirements.

         FDIC INSURANCE. Generally, customer deposit accounts in banks are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system under which depository institutions contribute funds to the BIF and/or the SAIF, as applicable, based on their risk classification.

         In September of 1996, the Deposit Insurance Funds Act of 1996 ("Funds Act") was enacted. The Funds Act provided, among other things, for the recapitalization of the SAIF through a special assessment on all depository institutions that hold SAIF insured deposits. The one-time assessment was designed to place the SAIF at its 1.25 reserve ratio goal.

         The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law. The insurance may be terminated permanently, if the institution has no tangible capital. If deposit insurance is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, will continue to be insured for a period of six months to two years, as determined by the FDIC.

         CAPITAL ADEQUACY REQUIREMENTS. The Federal Reserve and the FDIC (collectively, the "Agencies") have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Failure to achieve and maintain adequate capital levels may give rise to supervisory action through the issuance of a capital directive to ensure the maintenance of required capital levels.

         The current guidelines require all federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, 20% of unrealized gain of equity securities, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets. Neither of the Banks have received any notice indicating that it will be subject to higher capital requirements.

         Under these guidelines, banks' assets are given risk-weights of 0%, 20%, 50% or 100%. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans (both carry a 50% rating). Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds (which have a 50% rating) and direct obligations of or obligations guaranteed by the United States Treasury or United States Government Agencies (which have a 0% rating).

         The Agencies have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to limit the maximum degree to which a bank may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points. Any institution operating at or near the 3% level is expected to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institutions experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

         PROMPT CORRECTIVE ACTION. Regulations adopted by the Agencies as required by FDICIA impose even more stringent capital requirements. The FDIC and other Agencies must take certain "prompt corrective action" when a bank fails to meet capital requirements. The regulations establish and define five capital levels: (1) "well-capitalized," (2) "adequately capitalized," (3) "undercapitalized," (4) "significantly undercapitalized" and (5) "critically undercapitalized." To qualify as "well-capitalized," an institution must maintain at least 10% total risk-based capital, 6% Tier 1 risk-based capital, and a leverage ratio of no less than 5%. Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of being "adequately capitalized" (which requires at least 8% total risk-based capital, 4% Tier 1 risk-based capital, and a leverage ratio of at least 4%). Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of the date of this Prospectus/Proxy statement, neither the Company, Valley, nor their respective subsidiaries were subject to any regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.

         RESTRICTIONS ON DIVIDENDS. Dividends paid to the Company by Puyallup Valley Bank is the material source of the Company's cash flow. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset qualify, and overall financial condition.

         If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), the agency may require, after notice and hearing, that such institution cease and desist from such practice. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

         Under Washington law, the Banks may not declare or pay a cash dividend on their capital stock if it would cause its net worth to be reduced below (1) the amounts required for liquidation accounts or (2) the net worth requirements, if any, imposed by the Director of DFI. Dividends on the Banks' capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of the Banks, without the approval of DFI.

         FEDERAL RESERVE SYSTEM. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts (primarily checking accounts) and non-personal time deposits. Currently, reserves of 3% must be maintained against total transaction accounts of $49.8 million or less (after a $4.2 million exemption), and an initial reserve of 10% (subject to adjustment by the Federal Reserve to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of such amount. Both of the Banks are in compliance with applicable requirements.

         The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy applicable liquidity requirements. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the earning assets of the Company and Valley's banking subsidiaries.

REGULATORY DEVELOPMENTS

         Congress has enacted significant federal banking legislation in recent years. Included in this legislation have been the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA, among other things, (i) created two deposit insurance funds administered by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"),
(ii) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other financial services from local FHLBs,
(iii) restructured the federal regulatory agencies for savings associations, and
(iv) enhanced the regulators' enforcement powers over financial institutions and their affiliates.

         FDICIA went substantially farther than FIRREA in establishing a more rigorous regulatory environment. Under FDICIA. regulatory authorities are required to enact a number of new regulations, substantially all of which are now effective. These regulations include among other things, (i) a new method for calculating deposit insurance premiums based on risk, (ii) restrictions on acceptance of brokered deposits except by well-capitalized institutions, (iii) additional limitations on loans to executive officers and directors of banks,
(iv) the employment of interest rate risk in the calculation of risk-based capital, (v) safety and soundness standards that take into consideration, among other things, management, operations, asset quality, earnings and compensation,
(vi) a five-tiered rating system from well-capitalized to critically undercapitalized, along with the prompt corrective action the agencies may take depending on the category, and (vii) new disclosure and advertising requirements with respect to interest paid on savings accounts.

         FDICIA and regulations adopted by the FDIC impose additional requirements for annual independent audits and reporting when a bank begins a fiscal year with assets of $500 million or more. Such banks, or their holding companies, are also required to establish audit committees consisting of directors who are independent of management.

         INTERSTATE BANKING AND BRANCHING: The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") generally permits nationwide interstate banking and branching by relaxing federal law restrictions on interstate banking and providing general authorization for interstate branching. Subject to certain state laws, such as age and contingency laws, the Interstate Act allows adequately capitalized and adequately managed bank holding companies to purchase the assets of out-of-state banks). Additionally, since June 1, 1997, the Interstate Act permits interstate bank mergers, subject to these state laws, unless the home state of either merging bank has "opted-out" of these provisions by enacting "opt-out" legislation. The Interstate Act does allow states to impose certain conditions on interstate bank mergers within their borders; for example, states may require that the in-state merging bank exist for up to five years before the interstate merger. Under the Interstate Act, states may also "opt-in" to de novo branching, allowing out-of-state banks to establish de novo branches within the state.

         In 1996, Washington enacted "opting in" legislation authorizing interstate mergers pursuant to the Interstate Act. Accordingly, as of June 6, 1996, an out-of-state bank holding company may now acquire more than 5% of the voting shares of a Washington-based bank, regardless of reciprocity, provided such bank or its predecessor has been doing business for at least five years prior to the acquisition. Further, an out-of-state bank may engage in banking in Washington if the requirements of Washington's interstate banking statute are met, and the bank either (1) was lawfully engaged in banking in Washington on June 6, 1996, (2) resulted from an interstate combination pursuant to Washington law, (3) resulted from a relocation of a head office of a state bank or a main office of a national bank pursuant to federal law, or (4) resulted from the establishment of a savings bank branch in compliance with applicable Washington law. Additionally, the Director of the Division may approve interstate combinations if the basis for such approval does not discriminate against out-of-state banks, out-of-state holding companies, or their subsidiaries.

         The Agencies recently adopted regulations, under which banks are prohibited from using their interstate branches primarily for deposit production. The Agencies have accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

         Further effects on the Company and the Banks may result from the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Community Development Act"). The Community Development Act (i) establishes and funds institutions that are focused on investing in economically distressed areas and
(ii) streamlines the procedures for certain transactions by financial institutions with federal banking agencies.

         Among other things, the Community Development Act requires the federal banking agencies to (i) consider the burdens that are imposed on financial institutions when new regulations are issued or new compliance burdens are created and (ii) coordinate their examinations of financial institutions when more than one agency is involved. The Community Development Act also streamlines the procedures for forming certain one-bank holding companies and engaging in authorized non-banking activities.

         Various regulatory relief provisions were also enacted by recent legislation. The new legislation includes, among other things, changes to (i) the Truth in Lending Act and the Real Estate Settlement Procedures Act to coordinate and simplify the two laws' disclosure requirements, (ii) eliminate civil liability for violations of the Truth in Savings Act after five years,
(iii) streamline the application process for a number of bank holding company and bank applications, (iv) establish a privilege from discovery in any civil or administrative proceeding or bank examination for any fair lending self-trust results conducted by, or on behalf of, a financial institution in certain circumstances, (v) repeal the FDICIA requirement that independent public accountants attest to compliance with designated safety and soundness regulations, (vi) impose a continuous regulatory review of regulations to identify and eliminate outdated and unnecessary rules, and (vii) various other miscellaneous provisions to reduce regulatory burdens.

         In 1999, the Financial Services Modernization Act was enacted which:
(1) repealed historical restrictions on preventing banks from affiliating with securities firms, (2) broadens the activities that may be conducted by national banks and banking subsidiaries of holding companies, and (3) provides an enhanced framework for protecting the privacy of consumers' information. In addition, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, as long as such company meets regulatory requirements. To the extent that this legislation permits banks to affiliate with financial services companies, the banking industry may experience further consolidation, although the impact of this legislation on the Company and the Banks is unclear at this time.

REGULATORY ENFORCEMENT AUTHORITY

         The enforcement powers available to federal banking regulators are substantial and include, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, enforcement actions must be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions, or inactions, may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Applicable law also requires public disclosure of final enforcement actions by the federal banking agencies.

NATIONAL MONETARY POLICIES

         In addition to being affected by general economic conditions, the earnings and growth of the Banks are affected by the policies of regulatory authorities, including the Board of Governors of the Federal Reserve System. An important function of the Federal Reserve System is to regulate the money supply, credit conditions and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government securities, changes in reserve requirements against bank deposits and the Federal Reserve Discount Rate, which is the rate charged member banks to borrow from the Federal Reserve Bank. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

         The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. Also important in terms of effect on banks are controls on interest rates paid by banks on deposits and types of deposits that may be offered by banks. The Depository Institutions Deregulation Committee, created by Congress in 1980, phased out ceilings on the rate of interest that may be paid on deposits by commercial banks and savings and loan associations, with the result that the differentials between the maximum rates banks and savings and loans can pay on deposit accounts have been eliminated. The effect of deregulation of deposit interest rates has been to increase banks' cost of funds and to make banks more sensitive to fluctuation in market rates.

FORWARD-LOOKING STATEMENTS

         Except for historical financial information contained herein, certain matters discussed in this registration statement of Valley Community Bancshares, Inc. constitute "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to Valley Community Bancshares, Inc., Puyallup Valley Bank and Valley Bank include those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity


ITEM 2.  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA


         The following financial data of the Company are derived from the Company's historical audited financial statements and related footnotes.


                            CHART ON FOLLOWING PAGE.

VALLEY COMMUNITY BANCSHARES, INC.
Selected Financial Data

                                                                              Year Ended December 31,
                                                                  (dollars in thousands, except per share amounts)
                                                              1999         1998         1997         1996         1995
                                                           ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME DATA
  Interest Income                                          $    8,958   $    8,694   $    8,291   $    7,516   $    7,285
  Interest expense                                              2,973        3,139        3,079        2,939        2,666
                                                           ----------   ----------   ----------   ----------   ----------
      Net interest income                                       5,985        5,555        5,212        4,577        4,619
  Provision for loan losses                                        84            9           66           24           39
                                                           ----------   ----------   ----------   ----------   ----------
      Net interest income after provision for loan losses       5,901        5,546        5,146        4,553        4,580
  Noninterest income                                              589          662          647          696          648
  Noninterest expense                                           4,516        4,111        3,604        3,367        3,323
                                                           ----------   ----------   ----------   ----------   ----------
    Income before provision for income tax                      1,974        2,097        2,189        1,882        1,905
  Provision for income tax                                        580          616          597          517          510
                                                           ----------   ----------   ----------   ----------   ----------
    Net Income                                             $    1,394   $    1,481   $    1,592   $    1,365   $    1,395
                                                           ==========   ==========   ==========   ==========   ==========
PER SHARE DATA
  Cash Dividends                                           $      135   $      871   $      457   $      429   $      425
  Cash Dividends per weighted average shares outstanding   $     0.12   $     0.86   $     0.46   $     0.43   $     0.43
  Basic earnings per share                                 $     1.24   $     1.46   $     1.59   $     1.38   $     1.40
  Diluted earnings per share                               $     1.21   $     1.41   $     1.53   $     1.34   $     1.40
  Weighted average shares outstanding                       1,119,780    1,012,844    1,001,013      987,192      995,401
  Weighted average diluted shares outstanding               1,152,576    1,047,745    1,038,599    1,021,198      998,287

BALANCE SHEET DATA

  Total Assets                                             $  133,837   $  125,329   $  112,994   $  106,897   $   97,316
  Net loans                                                    77,675       66,841       63,740       57,582       57,505
  Deposits                                                    113,809      110,283       98,150       93,488       85,389
  Stockholders' equity                                         18,724       14,078       13,436       12,240       11,184

  Equity to assets ratio                                        13.99%       11.23%       11.89%       11.45%       11.49%

VALLEY COMMUNITY BANCSHARES, INC.
 Selected Financial Data (continued)

                                                                              Year Ended December 31,
                                                                  (dollars in thousands, except per share amounts)
                                                              1999         1998         1997         1996         1995
                                                           ----------   ----------   ----------   ----------   ----------
FIVE YEAR FINANCIAL PERFORMANCE
  Net Income                                                $  1,394     $  1,481     $  1,592     $  1,365     $  1,395
  Average Assets                                             132,945      118,960      111,302      102,331       96,259
  Average Stockholders' Equity                                17,862       13,742       12,632       11,483       10,338

  Return on Assets (net income divided by average assets)       1.05%        1.24%        1.43%        1.33%        1.45%
  Return on Equity  (net income divided by average equity)      7.80%       10.78%       12.60%       11.89%       13.49%
  Efficiency Ratio (noninterest expense divided by
    noninterest income plus net interest income)               68.69%       66.13%       61.51%       63.85%       63.09%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


         The following discussion is provided for the consolidated operations of the Company, which include its wholly owned subsidiaries, Puyallup Valley Bank and Valley Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

         The Company earned net income of $1,394,000 in 1999, compared to net income of $1,481,000 in 1998 and net income of $1,592,000 in 1997. The decrease in operating income is the result of the expansion strategy embarked by the Company in 1998, when the Company organized as a holding company for its principal banking subsidiary, Puyallup Valley Bank, through reorganization completed on July 1, 1998. Subsequently, the Company completed a new branch facility in Graham, Washington, and completed the organization of Valley Bank on January 11, 1999. This expansion is primarily responsible for the $87,000 decrease in net income reported in 1999 and the $111,000 decrease in net income reported in 1998.

         The Company's net income is derived principally from the operating results of its banking subsidiaries, namely Puyallup Valley Bank and Valley Bank. Puyallup Valley Bank is a well-established commercial bank and generates the Company's operating income. Puyallup Valley Bank had net income of $1,520.000 in 1999, $1,568,000 in 1998, and $1,592,000 in 1997. The decrease in
Puyallup Valley Bank's net income, during 1998 and 1999, is related to the opening of a new branch facility in Graham, Washington during the fourth quarter of 1998. Valley Bank, which incurred losses of $125,000 in 1999, is anticipated to continue to incur operating losses during the early years of its operation. It is anticipated that the losses incurred by Valley Bank during its initial years will not have a significant impact on the company. However, there can be no assurance that Valley Bank will not incur more significant losses, which could have an adverse impact on the Company's earnings, dividend payments or future growth.

NET INTEREST INCOME

         The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest-bearing liabilities (deposits and borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest-bearing liabilities determine net interest income. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to net interest margin. For the years December 31, 1999, 1998, and 1997, the Company's net interest margin was 4.99 percent, 5.18 percent, and 5.23 percent, respectively.

         Net interest income during 1999, 1998, and 1997 totaled $5,985,000, $5,555,000 and $5,212,000, respectively, representing a 7.7 percent increases in 1999 over 1998 and a 6.6 percent in 1998 over 1997. The increase resulted from an increase in average earning assets, partially offset by a decrease in the Company's net interest margin.

PROVISION FOR LOAN LOSSES

         Provisions for loan losses reduce net interest income. The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. For further discussion regarding the allowance for loan losses see the discussion on allowance for loan losses under Risk Elements. The Company provided $84,000 for loan losses during 1999 compared to $9,000 in 1998 and $66,000 in 1997. The 1999 and 1997 provisions were primarily related to an increase in the Company's loan portfolio. The reduction in the 1998 provision was the result of a significant recovery that increased the allowance for loan losses to an acceptable level. The 1999 provision was also impacted by Valley Bank which had no allowance established upon the commencement of its lending operations. Management anticipates that continued growth in the Company's loan portfolio will require increases in loan loss provisions during the year 2000.

NONINTEREST INCOME AND EXPENSE


         Net income is also effected by noninterest income (primarily service charges, and other operating income) and noninterest expenses (primarily salaries and employee benefits, occupancy, equipment, and other operating expenses).


         Noninterest income during 1999, 1998, and 1997 totaled $589,000, $662,000 and $647,000, respectively, representing a 11.0 percent decrease in 1999 over 1998 and a 2.3 percent increase in 1998 over 1997. The decrease in 1999 was primarily related to lower origination fees on mortgage loans brokered which decreased as a result of higher mortgage interest rates in 1999 and a lower volume of loan applications processed. Noninterest income during 1998 was favorably impacted by a significant increase in origination fees on mortgage loans brokered which increased as a result of lower mortgage interest rates in 1998 and a higher volume of loan applications processed. Noninterest income during 1997 was favorably impacted by a significant gain on sale of available-for-sale investments.

         Noninterest expense during 1999, 1998, and 1997 totaled $4,516,000, $4,111,000 and $3,604,000, respectively, representing a 9.9 percent increase in 1999 over 1998 and a 14.1 percent increase in 1998 over 1997. The increase in 1999 was primarily related to higher salary and employee benefits, occupancy and equipment, and other operating expenses associated with the operation of the new Graham branch facility and Valley Bank. The increase in 1998 was related primarily related to Organizational costs associated with the formation of the holding company and Valley Bank. The increase in salary and employee benefits, occupancy and equipment during 1998 was related to the opening of a loan production office in Auburn, Washington during the year and the opening of the Graham branch in November 1998. The percentage of noninterest expense to average assets was 3.37 percent in 1999, compared to 3.28 percent and 3.24 percent during 1998 and 1997, respectively.

PROVISION FOR INCOME TAXES

         The Company's provision for income taxes is a significant reduction of operating income. The provision for 1999, 1998, and 1997 was $580,000, $616,000, and $597,000, respectively. This amount represents an effective taxing rate of 29 percent during 1999 and 1998, compared to 27 percent during 1997. The Company's marginal tax rate is currently 34 percent. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES; AND INTEREST DIFFERENTIAL

         AVERAGE BALANCES AND AN ANALYSIS OF AVERAGE RATES EARNED AND PAID. The following tables show average balances and interest income or interest expense, with the resulting average yield of rate by category of average earning asset or interest-bearing liability.


                            CHART ON FOLLOWING PAGE.

VALLEY COMMUNITY BANCSHARES, INC.
Distribution of Assets, Liabilities and Stockholders' Equity

                                                              INTEREST RATES AND INTEREST DIFFERENTIAL
                                                                        (dollars in thousands)

                                           1999                         1998                          1997
                                         --------------------------   ---------------------------   ---------------------------
                                         Average   Revenue/  Yield/    Average   Revenue/  Yield/    Average   Revenue/  Yield/
                                         balance   expense   rate      balance   expense   rate      balance   expense   rate
                                         -------   -------   ----      -------   -------   ----      -------   -------   ----
ASSETS
Interest-earning assets
  Loans
    Commercial                           $ 17,607   $ 1,559   8.85%    $ 16,678   $ 1,550   9.29%    $ 17,586   $ 1,666   9.47%
    Real Estate                            47,601     4,044   8.50%      41,439     3,687   8.90%      38,887     3,501   9.00%
    Installment                             5,642       477   8.45%       5,800       503   8.67%       6,030       526   8.72%
    Other                                   1,285       116   9.03%       1,414       131   9.26%       1,307       128   9.79%
    Fees on loans                               -        54                  -        250                  -        186
                                         --------   -------  ------    --------   -------  ------    --------   -------  ------
      Total loans (including fees)       $ 72,135   $ 6,250   8.66%    $ 65,331   $ 6,121   9.37%    $ 63,810   $ 6,007   9.41%

  Investment securities
    Taxable                              $ 29,255   $ 1,608   5.50%    $ 21,149   $ 1,238   5.85%    $ 18,395   $ 1,103   6.00%
    Tax-exempt                              6,350       439   6.92%       7,265       550   7.57%       8,027       605   7.53%
                                         --------   -------  ------    --------   -------  ------    --------   -------  ------
      Total investment securities        $ 35,605   $ 2,047   5.75%    $ 28,414   $ 1,788   6.29%    $ 26,422   $ 1,708   6.46%

  Interest bearing deposits with banks   $ 13,669     $ 722   5.28%    $ 13,347     $ 765   5.73%    $ 10,456     $ 619   5.92%
  Federal funds sold                        1,229        59   4.80%       3,665       197   5.38%       2,943       163   5.54%
  Federal Home Loan Bank Stock                392        29   7.40%         135        10   7.41%           -         -   0.00%
                                         --------   -------  ------    --------   -------  ------    --------   -------  ------
      Total Interest-earning assets      $123,030   $ 9,107   7.40%    $110,892   $ 8,881   8.01%    $103,631   $ 8,497   8.20%

Noninterest-earning assets
  Cash and due from banks                $  5,187                      $  4,158                      $  3,844
  Premises and equipment, net               4,478                         3,496                         3,431
Other, less allowance for loan losses         250                           414                           396
                                         --------                      --------                      --------
      Total noninterest-earning assets   $  9,915                      $  8,068                      $  7,671
                                         --------                      --------                      --------
    TOTAL ASSETS                         $132,945                      $118,960                      $111,302
                                         ========                      ========                      ========

    (1) Average loan balance include nonaccrual loans, if any. Interest income on nonaccrual loans has been included.
    (2) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

VALLEY COMMUNITY BANCSHARES, INC.
Distribution of Assets, Liabilities and Stockholders' Equity

                                                          INTEREST RATES AND INTEREST DIFFERENTIAL
                                                                    (dollars in thousands)

                                       1999                          1998                         1997
                                     ---------------------------   --------------------------   ---------------------------
                                     Average   Revenue/  Yield/    Average   Revenue/  Yield/   Average   Revenue/  Yield/
                                     balance   expense   rate      balance   expense   rate     balance   expense   rate
                                     -------   -------   ----      -------   -------   ----     -------   -------   ----
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Interest-bearing liabilities
  Deposits
    Savings, NOW accounts, and
      money markets                  $ 57,634   $ 1,396   2.42%    $ 52,797   $ 1,466   2.78%   $ 48,705   $ 1,420   2.92%
    Time deposits < $100,000           21,019       981   4.67%      21,284     1,122   5.27%     22,141     1,145   5.17%
    Time deposits > $100,000           12,582       578   4.59%      10,212       517   5.06%      9,727       483   4.97%
                                     --------   -------  ------    --------   -------  ------   --------   -------  ------
      Total deposits                 $ 91,235   $ 2,955   3.24%    $ 84,293   $ 3,105   3.68%   $ 80,573   $ 3,048   3.78%
  Other borrowed funds                    414        18   4.35%         691        34   4.92%        648        31   4.78%
                                     --------   -------  ------    --------   -------  ------   --------   -------  ------
      Total Interest-bearing         $ 91,649   $ 2,973   3.24%    $ 84,984   $ 3,139   3.69%   $ 81,221   $ 3,079   3.79%
         liabilities
                                                -------                       -------                      -------

Noninterest-bearing liabilities
  Demand deposits                    $ 22,737                      $ 19,492                     $ 16,832
  Other liabilities                       697                           742                          617
                                     --------                      --------                     --------
                                     $ 23,434                      $ 20,234                     $ 17,449
Stockholders' equity                   17,862                        13,742                       12,632
                                     --------                      --------                     --------
  TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY             $132,945                      $118,960                     $111,302
                                     ========                      ========                     ========

Net interest income                             $ 6,134   4.99%               $ 5,742   5.18%              $ 5,418   5.23%
                                                =======                       =======                      =======
Margin Analysis
  Interest income/ earning assets               $ 9,107   7.40%               $ 8,881   8.01%              $ 8,497   8.20%
  Interest expense/earning assets                 2,973   2.42%                 3,139   2.83%                3,079   2.97%
  Net interest income/earning assets              6,134   4.99%                 5,742   5.18%                5,418   5.23%

ANALYSIS OF CHANGES IN INTEREST DIFFERENTIAL. The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

VALLEY COMMUNITY BANCSHARES, INC.
Distribution of Assets, Liabilities and Stockholders' Equity

                                                         VOLUME AND YIELD/RATE VARIANCE
                                                    (in thousands and in tax equivalent basis)

                                              1999 Compared to 1998           1998 Compared to 1997
                                          ----------------------------    ---------------------------
                                          Volume     Rate       Net       Volume     Rate       Net
                                          ------     ----       ---       ------     ----       ---
Interest income
  Loans
    Commercial                            $  84      $ (75)     $   9     $ (85)     $ (31)     $(116)
    Real Estate                             529       (172)       357       227        (41)       186
    Installment                             (14)       (12)       (26)      (20)        (3)       (23)
    Other                                   (12)        (3)       (15)       10         (7)         3
    Fees on loans                             -       (196)      (196)        -         64         64
                                          ------     ------     ------    ------     ------     ------
      Total loans (including fees)        $ 587      $(458)     $ 129     $ 132      $ (18)     $ 114

  Investment securities
    Taxable                               $ 450      $ (80)     $ 370     $ 162      $ (27)     $ 135
    Tax-exempt                              (66)       (45)      (111)      (58)         3        (55)
                                          ------     ------     ------    ------     ------     ------
       Total investment securities        $ 384      $(125)     $ 259     $ 104      $ (24)     $  80

  Interest bearing deposits with banks    $  18      $ (61)     $ (43)    $ 166      $ (20)     $ 146
  Federal funds sold                       (119)       (19)      (138)       39         (5)        34
  Federal Home Loan Bank Stock               19          -         19        10          -         10
                                          ------    ------      ------    ------     ------     ------
       Total Interest-earning assets      $ 889     $(663)      $ 226     $ 451      $ (67)     $ 384

Interest-bearing liabilities
  Deposits
    Savings, NOW accounts, and
      money markets                       $ 127     $(197)        (70)    $ 116      $ (70)        46
    Time deposits < $100,000                (14)     (127)       (141)      (45)        22        (23)
    Time deposits > $100,000                112       (51)         61        24         10         34
                                          ------    ------      ------    ------     ------     ------
       Total deposits                     $ 225     $(375)      $(150)    $  95      $ (38)     $  57
  Other borrowed funds                      (12)       (4)        (16)        2          1          3
                                          ------    ------      ------    ------     ------     ------
       Total Interest-bearing liabilities $ 213     $(379)      $(166)    $  97      $ (37)     $  60
                                          ------    ------      ------    ------     ------     ------
   Net interest income/earning assets     $ 676     $(284)      $ 392     $ 354      $ (30)     $ 324
                                          ======    ======      ======    ======     ======     ======

        (1) The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

        (2) Balances of nonaccrual loans, if any, and related income recognized have been included for computational purposes.

        (3) Tax-exempt income has been converted to a tax-equivalent basis using an incremental rate of 34%.

INVESTMENT PORTFOLIO

         The following table sets forth the carrying values, by type, of the securities in the Company's portfolio:

VALLEY COMMUNITY BANCSHARES, INC.
Investment Portfolio (Dollars in thousands)

                                                  Outstanding Balance at December 31,
                                                ----------    ----------    ----------
                                                   1999          1998          1997
                                                ----------    ----------    ----------
U.S. Treasury and U.S. Government
  corporations and agencies                     $ 27,901       $ 26,449     $ 18,198
States of the United States and political          5,121          6,640        7,576
  subdivisions
Other securities                                   1,481            528            -
                                                ---------      ---------    ---------
     Total                                      $ 34,503       $ 33,617     $ 25,774
                                                =========      =========    =========

Investments in States of the United States and political subdivisions represent purchases of municipal bonds located in Washington State.

Investment in other securities includes corporate debt obligations made in companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Company's investment policy.

         The investments below are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrows may have the right to call or prepay obligations with or without prepayment penalties.

VALLEY COMMUNITY BANCSHARES, INC.
Investments as of December 31, 1999 (in thousands)

                                                          After one     After five
                                                          year but      years but
                                               Within     within        within       After
                                               One Year   five  years   ten years    ten years       Total
                                              ---------   -----------   ----------   ----------    ---------
U.S. Treasury and U.S. Government
  corporations and agencies                    $ 6,342     $ 17,392       $ 880       $ 3,287      $ 27,901
States of the United States and political
  subdivisions                                   1,597        3,524                                   5,121
Other securities                                              1,481                                   1,481
                                              --------     ---------     --------     --------     ---------
     Total                                    $  7,939     $ 22,397       $ 880       $ 3,287      $ 34,503
                                              ========     =========     ========     ========     =========
Weighted average yield *
U.S. Treasury and U.S. Government
   corporations and agencies                     5.49%        5.92%       5.87%         6.06%         5.84%
States of the United States and political        4.90%        4.43%                                   4.57%
   subdivisions
Other securities                                              5.73%                                   5.73%
                                              --------     ---------     --------     ---------    ----------
     Total                                       5.37%        5.67%       5.87%         6.06%         5.64%
                                              ========     =========     ========     =========    ==========

Yields on tax-exempt obligations have not been computed on a tax-equivalent basis.

LOAN PORTFOLIO

         Managing risk is an essential part of successfully operating a financial institution. The most prominent risk exposures regarding the loan portfolio are credit quality and interest rate risk. Credit quality risk is the risk of not collecting interest and/or principal balance of a loan when it is due. Interest rate risk is the potential reduction of net interest income and changes in the value of financial instruments as the result of rate movements. The Company's loan portfolio is originated and managed with these risks in mind.

         The Company follows loan and interest rate risk policies, which have been approved by the Banks' Board of Directors and are overseen by the Executive Loan Committee, the Asset Liability Committee, and management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration, the allowance for loan losses, and maturity and interest rate repricing criteria. Loan applications are approved by the Banks' Board of Directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Loans to one borrower are limited by applicable state and federal banking laws and are further limited by internal limits. Credit limits generally vary according to the type of loan and the individual loan officer's experience.

TYPES OF LOANS

         The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 1999 (dollars in thousands).

VALLEY COMMUNITY BANCSHARES, INC.
Loan Portfolio

                                                          Outstanding Balance at December 31,
                                     -----------------------------------------------------------------------------
                                          1999            1998            1997            1996            1995
                                     -------------   -------------   -------------   -------------   -------------
 Real Estate
      Construction                       $  7,384        $  4,890        $  1,282        $  5,796        $  4,837
      Mortgage                             15,867          13,788          15,087          12,602          12,586
      Commercial                           40,254          34,696          33,132          26,999          28,528
 Commercial                                12,892          12,496          11,694          10,858           9,004
 Consumer and other                         1,864           1,854           2,274           2,103           3,303
 Lease financing                              377               -               -               -               -
                                     -------------   -------------   -------------   -------------   -------------
          Total loans                      78,638          67,724          63,469          58,358          58,258
Deferred loan fees, net                       (4)               -               -               -               -
                                     -------------   -------------   -------------   -------------   -------------
          Net loans                      $ 78,634        $ 67,724        $ 63,469        $ 58,358        $ 58,258
                                     =============   =============   =============   =============   =============

         The Company's loan portfolio primarily consists of commercial loans, residential real estate loans, and commercial real estate loans. At December 31, 1999, loans totaled approximately $78.634 million, which equals approximately 69 percent of total deposits and 59 percent of total assets. At December 31, 1999, the majority of loans were originated directly by the Company to borrowers within the Company's principal market area. As a result, the Company has significant risk because of a lack of geographical diversification. The Company mitigates this risk primarily by diversifying the loan portfolio by industry and customer and by strong credit underwriting criteria. At December 31, 1999 approximately 36 percent of the Company's loan portfolio had adjustable rate features and approximately 64 percent were fixed. Approximately 76 percent of adjustable rate loans adjust within a twelve-month period and 96 percent of the Company's fixed rate loan portfolio is scheduled to mature within a five-year period.

         Commercial loans consist primarily of loans to business for various purposes, including, revolving lines of credit, equipment loans, and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate. The Company monitors portfolio diversification by industry and by customer. At December 31, 1999, approximately 72 percent had adjustable rates and 23 percent had fixed rates.

         Real estate loans include various types of loans for which the Company holds real property as collateral and consist of loans primarily on single-family residences and commercial properties. These loans generally are secured by a first priority lien but may also be secured by a second priority lien. Real estate loans typically have maturities extending to five years and have fixed or adjustable rate features. Construction loans are typically made to contractors to construct single-family residences and commercial buildings and generally have maturities to 18 months. Currently, the Company does not originate real estate for sale to the secondary market, however, the Company brokers real estate loans to other financial institutions for a fee. At December 31, 1999, approximately 72 percent of the Company's real estate loans were fixed rate and approximately 28 percent had adjustable rate features. However, 98 percent of the Company's real estate loans are scheduled to mature and have adjustable rates within a five-year period.

         Consumer loans include various types of loans such as automobiles, boats and recreational vehicles, personal and home equity lines of credit, and other consumer orientated loans. At December 31, 1999, approximately 55 percent of the consumer loan portfolio were fixed rate and approximately 45 percent had adjustable rate features

         There are no foreign loans outstanding during the years presented.

         The interest rates charged on loans vary with the degree of risk, the amount of the loan, and the maturity of the loan. Competitive pressures, market interest rates, the availability of funds, and government regulation further influence them.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

         The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.


VALLEY COMMUNITY BANCSHARES, INC.                                      After one
Loans as of December 31, 1999 (in thousands)                           year but
                                                        Within          within           After
                                                       One Year       five years      five years         Total
                                                     -------------   -------------   -------------   -------------
Real Estate
     Construction                                         $  6,863        $    521         $     -        $  7,384
     Mortgage                                                2,665          12,096           1,106          15,867
     Commercial                                              6,575          33,538             141          40,254
Commercial                                                   8,859           3,219             814          12,892
Consumer and other                                             728             933             203           1,864
Lease financing                                                 69             308               -             377
                                                     -------------   -------------   -------------   -------------
         Total loans                                      $ 25,759        $ 50,615         $ 2,264        $ 78,638
                                                     =============   =============   =============   =============

Loan maturities after one year with:
     Fixed rates                                                          $ 44,169         $   864
     Variable rates                                                          6,446           1,400
                                                                     -------------   -------------
                                                                          $ 50,615         $ 2,264
                                                                     =============   =============

RISK ELEMENTS

         The following table sets forth information concerning the Company's non-performing assets for the year ended December 31, 1999 (dollars in thousands).

VALLEY COMMUNITY BANCSHARES, INC.
on-performing Assets

                                                               Year ended December 31,
                                    -----------------------------------------------------------------------------
                                         1999            1998            1997            1996            1995
                                    -------------   -------------   -------------   -------------   -------------
on-performing assets:
     Nonaccrual loans                  $        -      $        -      $        -      $      509      $        -
     Loans 90 days or more past due                             -             507               -               -
     Restructured loans
                                    -------------   -------------   -------------   -------------   -------------
                                                -               -             507             509               -
     Other real estate owned                    -               -               -               -               -
                                    -------------   -------------   -------------   -------------   -------------
        Total non-performing assets    $    - 0 -      $    - 0 -      $      507      $      509      $    - 0 -
                                    =============   =============   =============   =============   =============

         The accrual of interest on nonaccrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loans collateral.

         During 1999 and 1998 there were no loans placed on nonaccrual status and, therefore, there was no impact to interest income during those periods presented.

SUMMARY OF LOAN LOSS EXPERIENCE

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES

         The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years (dollars in thousands):

                            CHART ON FOLLOWING PAGE.

VALLEY COMMUNITY BANCSHARES, INC.
Loan Loss Experience

                                                         Analysis of the Allowance for Loan Losses
                                                                  Year ended December 31,
                                       -----------------------------------------------------------------------------
                                            1999            1998            1997            1996            1995
                                       -------------   -------------   -------------   -------------   -------------
Balance at beginning of period              $    883        $    840        $    776        $    752        $    731
     Charge-offs:
         Real Estate
            Construction
            Mortgage
            Commercial
         Commercial
         Consumer and other                        8              11               3               1              19
         Lease financing
                                       -------------   -------------   -------------   -------------   -------------
                                                   8              11               3               1              19

     Recoveries:
         Real Estate
            Construction
            Mortgage
            Commercial                                            42
         Commercial                                                3
         Consumer and other                                                        1               1               1
         Lease financing
                                       -------------   -------------   -------------   -------------   -------------
                                                   -              45               1               1               1

     Net charge-offs                               8             (34)              2                              18
     Additions charged to operations              84               9              66              24              39
                                       -------------   -------------   -------------   -------------   -------------

Balance at end of period                    $    959        $    883        $    840        $    776        $    752
                                       =============   =============   =============   =============   =============

Average Loans Outstanding                   $ 72,135        $ 65,331        $ 63,810        $ 58,586        $ 56,988

Ratio of net charge-offs during the
period to average loans outstanding             0.01%          -0.05%           0.00%           0.00%           0.03%

Ratio of allowance for loan losses
to average loans outstanding                    1.33%           1.35%           1.32%           1.32%           1.32%


         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries), and established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, commitments to extend credit and standby letters of credit based on evaluations of collectability and prior loss experience of loans, commitments to extend credit and standby letters of credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, standby letters of credit and current economic conditions that may affect the borrowers' ability to pay.

         A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the estimated losses on loans and foreclosed assets held for sale, management obtains independent appraisals for significant properties.

         The majority of the Company's loan portfolio consists of commercial loans and single-family residential loans secured by real estate in the Puyallup and Pierce County areas and also in the Auburn and King County area. Real estate prices in this market are stable at this time. However, the ultimate collectability of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

         While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

BREAKDOWN OF ALLOWANCE FOR LOAN LOSSES BY CATEGORY

         The following table sets forth information concerning the Company's allocation of the allowance for loan losses (dollars in thousands).

                                                           Allocation of the Allowance for Loan Losses
                                                                     Year ended December 31,
                                         -----------------------------------------------------------------------------
                                             1999            1998            1997            1996            1995
                                         -------------   -------------   -------------   -------------   -------------
                                         Amount   % *    Amount   % *    Amount   % *    Amount   % *    Amount   % *
Balance at end of period applicable to:
     Real Estate
         Construction                      $  55    9%     $  37    7%     $  10    2%     $  43   10%     $  36    8%
         Mortgage                             16   20%        14   20%        15   24%        13   22%        13   22%
         Commercial                          141   51%       121   51%       116   52%        94   46%       100   49%
     Commercial                              129   16%       125   18%       117   18%       109   19%        90   15%
     Consumer and other                       37    2%        37    3%        45    4%        42    4%        66    6%
     Lease financing                           4    0%         -    0%         -    0%         -    0%         -    0%
     Unallocated                             577   NA        549   NA        537   NA        475   NA        447   NA
                                         -------------   -------------   -------------   -------------   -------------
                                           $ 959  100%     $ 883  100%     $ 840  100%     $ 776  100%     $ 752  100%
                                         =============   =============   =============   =============   =============

     *  Percent of loans in each category to total loans

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses reflects management's best estimate of probable losses that have been incurred as of the balance sheet date. The allowance for loan losses is maintained at a level considered adequate by management to provide for loan losses inherent in the loan portfolio based on management's assessment of various factors affecting the loan portfolio, including, local economic conditions and growth of the loan portfolio and its composition. Non-performing loans and net charge offs during these periods have been minimal, demonstrating strong credit quality. Increases in the allowance for loan losses made though provisions were primarily a result of loan growth.


         Management determines the amount of the allowance for loan losses by utilizing a loan grading system to determine risk in the loan portfolio and by considering the results of credit reviews. The loan portfolio is separated by quality and then by loan type. Loans of acceptable quality are evaluated as a group, by loan type, with a specific loss rate assigned to the total loans in each type, but unallocated to any individual loan. Conversely, each adversely classified loan is individually analyzed, to determine an estimated loss amount. A valuation allowance is also assigned to these adversely classified loans, but at a higher loss rate due to the greater risk of loss. For those loans where the estimated loss is greater than the background percentage, the estimated loss amount is considered specifically allocated to the allowance.


         Although management has allocated a portion of the allowance to the loan categories using the method described above, the adequacy of the allowance must be considered as a whole. To mitigate the imprecision in most estimates of expected loan losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion includes management's judgmental determination of the amounts necessary for qualitative factors such as the consideration of new products and policies, economic conditions, concentrations of credit risk, and the experience and abilities of lending personnel. Loan concentrations, quality, terms and basic underlying assumptions remained substantially unchanged during the period.

         The Company uses the historical loss experience method in conjunction with the specific identification method for calculation of the adequacy of allowance for loan losses. A six-year average historical loan loss rate is calculated. This experience loss rate is applied to graded loans that are not adversely classified for a subtotal of needed allowance. Loans adversely classified are analyzed for potential loss on an individual basis. This subtotal is added to the experience subtotal and the total is compared to the allowance for loan losses.

         The Company also evaluates current conditions and may adjust the historical loss estimate by qualitative factors that effect loan repayment. These factors may include levels of, and trends in, delinquencies and non-accruals; trends in volume and terms of loans; effects of any changes in lending policies; experience, ability and depth of management and lending staff; national and local economic trends; concentrations of credit; and any legal and regulatory requirements.

DEPOSITS

TYPES OF DEPOSITS


         The Company's primary source of funds is customer deposits. The Company attempts to maintain a high percentage of noninterest-bearing deposits, which are a low cost funding source. In addition, the Company offers a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by bank management based on competitive market factors and the Company's need for funds. The Company traditionally has not purchased brokered deposits and does not intend to do so in the future.



         The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the year ended December 31 (dollars in thousands).


VALLEY COMMUNITY BANCSHARES, INC.
Deposits

                                                                    Average Deposits by Type
                                     ----------------  ----------------  ---------------  ----------------  ---------------
                                        1999              1998              1997             1996              1995
                                     ----------------  ----------------  ---------------  ----------------  ---------------
                                      Amount   Rate     Amount   Rate     Amount  Rate     Amount   Rate     Amount  Rate
                                     ----------------  ----------------  ---------------  ----------------  ---------------
Noninterest bearing demand deposits  $ 22,737          $ 19,492          $ 16,832         $ 15,157          $ 15,321
Interest bearing demand deposits       16,279  1.19%     14,143  1.51%     13,395  1.61%    11,697  1.60%     11,851  1.60%
Money market deposit                   28,963  3.26%     27,806  3.58%     24,979  3.81%    18,822  3.77%     15,244  3.89%
Savings deposits                       12,392  2.08%     10,848  2.36%     10,331  2.45%    10,425  2.45%     11,895  2.51%
Time certificates < $100,000           21,019  4.67%     21,284  5.27%     22,141  5.17%    23,569  5.28%     20,843  5.16%
Time certificates > $100,000           12,582  4.59%     10,212  5.06%      9,727  4.97%    10,021  5.15%      9,834  4.97%
                                     ---------         ---------         ---------        ---------         ---------
                                     $113,972          $ 103,785         $ 97,405         $ 89,691          $ 84,988
                                     =========         =========         =========        =========         =========

CERTIFICATES OF DEPOSIT AND TIME DEPOSITS


         The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of more than $100,000 at December 31 (in thousands).


                            CHART ON FOLLOWING PAGE.

VALLEY COMMUNITY BANCSHARES, INC.
Deposit Maturity

                                                         Outstanding Balance at December 31,
                                    -----------------------------------------------------------------------------
                                         1999            1998            1997            1996            1995
                                    -------------   -------------   -------------   -------------   -------------
3 months or less                         $  7,235        $  5,997         $ 4,668        $  6,024        $  6,669
Over 3 through 12 months                    6,820           4,368           4,076           3,644           3,367
Over 12 through 36 months                     500             327             606             427             157
Over 36 months                                                182             172               -               -
                                    -------------   -------------   -------------   -------------   -------------
         Total                           $ 14,555        $ 10,874         $ 9,522        $ 10,095        $ 10,193
                                    =============   =============   =============   =============   =============

RETURN ON EQUITY AND ASSETS

         The following table shows the various performance ratios for the Company for the past five years:

VALLEY COMMUNITY BANCSHARES, INC.
Return on Equity and Assets

                                                                                 For the Year Ended December 31,
                                                                    1999         1998         1997         1996         1995
                                                                 ----------   ----------   ----------   ----------   ----------
Return on average assets (net income divided by average assets)       1.05%        1.24%        1.43%        1.33%        1.45%


Return on equity (net income divided by average equity)               7.80%       10.78%       12.60%       11.89%       13.49%


Dividend payout ratio (dividends per share divided by net             9.64%       60.18%       31.71%       36.16%       35.68%
      income per share)

Equity to assets ratio (Average equity divided by average assets)    13.44%       11.55%       11.35%       11.22%       10.74%


LIQUIDITY AND CAPITAL RESOURCES

         Management actively analyzes and manages the Company's liquidity position. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Management believes that the Company's cash flow will be sufficient to support its existing operations for the foreseeable future.

          Cash flows from operations contribute significantly to liquidity as well as proceeds from maturities of securities and increasing customer deposits. As indicated on the Company's Consolidated Statement of Cash Flows, net cash from operating activities contributed $2.0 million to liquidity in 1999, $1.9 million in 1998, and $2.1 million in 1997. The majority of the Company's funding comes from customer deposits within its operating region. Customer deposits provided $3.5 million in 1999, $12.1 million in 1988 and $4.7 million in 1997. In 1999, certificates of deposit over $100,000 provided the majority of the deposit growth while in 1998 the deposit grown was primarily in core deposits (demand, money market, and savings accounts). The majority of the $14.6 million of certificates of deposit over $100,000 is from local bank customers and are not solicited from brokers or municipalities. The Company considers these deposits a stable source of funds.

         Another important source of liquidity is investments in federal funds and interest-bearing deposits with banks and the Company's security portfolio. The Company maintains a ladder of securities that provides prepayments and payments at maturity and a portfolio of available-for-sale securities that could be converted to cash quickly. Proceeds from maturities of securities provided $15.4 million in 1999, $16.2 million in 1998, and $7.2 million in 1997.

         Borrowing represents an important long term and manageable source of liquidity based on the Company's ability to raise new funds and renew maturing liabilities in a variety of markets. The Banks are members of the Federal Home Loan Bank of Seattle and have committed lines of credit up to ten percent of assets. In addition, the Banks have committed line of credit agreements totaling approximately $6.75 million from unaffiliated banks with maturities that range from April 2000 to June 2000.

         The Company's total stockholder's equity increased to $18.7 million at December 31, 1999, from $14.1 million at December 31, 1998. At December 31, 1999, stockholders' equity was 13.99 percent of total assets, compared to 11.23 percent at December 31, 1998. At December 31, 1999, the bank held cash and due from banks, interest-bearing deposits with banks, and federal funds sold of approximately $14.8 million. In addition, at such date $33.3 million of the Company's investments were classified as available-for-sale.

         The market value of available-for-sale securities was less than book value at year-end, primarily as a result of increasing interest rates, which resulted in an unrealized loss in the investment portfolio. Management does not believe the sale of the Company's securities would materially affect the overall condition of the Company.



         The capital levels of the Company currently exceed applicable regulatory guidelines at December 31, 1999. Management believes the Company's capital will be adequate to fund the start up and related costs associated with any new branches and Valley bank until it can achieve the deposit and loan levels necessary to be profitable. The Company has commitments to construct a $2 million permanent facility at 10th and D Street in Auburn, Washington. It is anticipated the building will be completed in June 2000.



         The primary impact of inflation on the Company's operations is increased asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

INTEREST RATE RISK

         Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

         The simulation model used by the Company combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. Earning assets and interest-bearing liabilities with longer lives may be subject to more volatility than those with shorter lives. The model accounts for these differences in its simulations. At December 31, 1999, the simulation modeled the impact of assumptions that interest rates would increase or decrease 200 basis points. Results indicated the Company was positioned so equity would not drop below that point where the Company, for regulatory purposes, would continue to be classified "well capitalized". It should be emphasized that the model is static in nature and does not take into consideration possible management actions to minimize the impact on equity. Management also matches assets and liabilities on a maturity gap analysis and repricing gap analysis to assist in interest rate sensitivity measurement.

         Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability, which matures, or is subject to repricing over one year, to be interest sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Company`s assets and liabilities can change rapidly as a result of market conditions and customer patterns.

         The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets, liabilities and ignores the future impact of new business strategies.

IMPACT OF THE YEAR 2000 ISSUE

         The Company did not experience any difficulties as a result of the rollover into the Year 2000 nor does it anticipate any problems during 2000. However, the Company continues to be vigilant monitoring its systems, loan portfolio and customer base for potential problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's results of operations are largely dependent upon its ability to manage market risks. Changes in interest rates can have a significant effect on the Company's financial condition and results of operation. Other types of market risk such as foreign currency exchange rate risk and commodity price risk do not arise in the normal course of the Banks' business activities. The Company does not use interest rate risk management products such as interest rate swaps, hedges or derivatives, nor does management intend to use such products in the future. All of the Company's transactions are denominated in U.S. Dollars. Approximately 35% of the Company's loan portfolio has interest rates which are variable. Fixed rate loans are generally made with a term of five years or less.

         The following table sets forth the estimated maturity or repricing and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 1999. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.


VALLEY COMMUNITY BANCSHARES, INC.
Contractual Maturity or Repricing                                Outstanding Balance at December 31, 1999
                                                 Less than         Three          One to           Over
                                                   three         months to         five            five         Cumulative
                                                  months         one year          years           years           Total
                                               -------------   -------------   -------------   -------------   -------------

Interest - earning assets
     Interest-bearing deposits with banks          $   9,293       $     199        $    200        $      -       $   9,692
     Investments                                       4,251           8,638          21,157             457          34,503
     Loans                                            21,404           8,808          47,642             780          78,634
     Other                                               420               -               -               -             420
                                               -------------   -------------   -------------   -------------   -------------
         Total interest - earning assets           $  35,368       $  17,645        $ 68,999        $  1,237       $ 123,249
                                               =============   =============   =============   =============   =============

Interest-bearing liabilities
     Interest bearing demand deposits              $  15,926       $       -        $      -        $      -       $  15,926
     Money market deposit and Savings                 40,605               -               -               -          40,605
     Time certificates < $100,000                      7,000          13,234           1,140               -          21,374
     Time certificates > $100,000                      7,232           6,823             500               -          14,555
     Other borrowed funds                                539                                                             539
                                               -------------   -------------   -------------   -------------   -------------
         Total interest-bearing liabilities        $  71,302       $  20,057        $  1,640        $      -       $  92,999

Interest sensitivity gap                           $ (35,934)      $  (2,412)       $ 67,359        $  1,237       $  30,250
                                               =============   =============   =============   =============   =============

Cumulative interest sensitivity gap                $ (35,934)      $ (38,346)       $ 29,013        $ 30,250
                                               =============   =============   =============   =============
Cumulative interest sensitivity gap
as a percent of total assets                          -26.85%         -28.65%          21.68%          22.60%
                                               =============   =============   =============   =============

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

         According to the traditional banking industry static gap table set forth above, the Company was liability sensitive with a negative cumulative one-year gap of $38.3 million or -28.6 percent of total assets at December 31, 1999. In general, based upon the Company's mix of deposits, loans and investments, increases in interest rates would be expected to result in a decrease in the Company's net interest margin, and a decrease in interest rates would be expected to result in an increase in the Company's net interest margin.

         As noted above, the static gap report is subject to inherent limitations. To more accurately predict the Company's interest rate exposure, a financial analysis (dynamic gap) to analyze the change in the net interest margin from a changing rate environment is provided below. This estimate of interest rate sensitivity takes into account the differing time intervals and rate change increments of each type of interest-sensitive asset and liability. It then measures the projected impact of changes in market interest rates on the Company's net interest income, net interest income and return on equity.

         Based on a financial analysis performed as of December 31, 1999, which takes into account how the specific interest rate scenario would be expected to affect each interest-earning asset and each interest-bearing liability, the company estimates that changes in the federal fund interest rate would affect the Company's performance as follows.

VALLEY COMMUNITY BANCSHARES, INC.
Financial Analysis

                                                    Increase (Decrease) In
                                         Net Interest    Net Interest    Return on
                                            Income          Margin          Equity
                                        -------------   -------------   -------------
                                                    (dollars in thousands)
(Current federal fund rate is 5.50%)
Federal fund rate increase of:
      100 basis points to 6.50%               $ (403)          -0.32%          -1.31%
      200 basis points to 7.50%               $ (726)          -0.58%          -2.42%
Federal fund rate decrease of:
      100 basis points to 4.50%               $  332            0.23%           1.15%
      200 basis points to 3.50%               $  507            0.33%           1.73%


         No assurances can be given that the actual net interest margin (percentage) or net interest income would increase or decrease by such amounts in a 100 or 200 basis point increase or decrease in the federal fund rate.


FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999



RESULTS OF OPERATION



         The Company earned net income of $377,000, or $0.33 per diluted share for the three months ended March 31, 2000, compared to net income of $284,000, or $0.25 per diluted share, for the three months ended March 31, 1999, an increase of 33 percent. The Company's return on average assets was 1.13 percent for the three months ended March 31, 2000, compared to .90 percent for the three months ended March 31, 1999.



         The increase in net income for the three month period ended March 31, 2000 was primarily the result of an increase in net interest income that reflects an improvement in the Company's net interest margin and from a growth in earning assets, primarily loans. Earnings were negatively impacted by higher operating costs associated with the holding company and Valley Bank, and lower origination fees on mortgage loans brokered.

      The Company's net income is derived principally from the operating results of its banking subsidiaries, namely Puyallup Valley Bank and Valley Bank. Puyallup Valley Bank is a well-established commercial bank and generates the Company's operating income. Puyallup Valley Bank earned net income of $405,000 for the three months ended March 31, 2000, compared to $339,000 for the three months ended March 31, 1999. Valley Bank incurred losses of $19,000 for the three months ended March 31, 2000, compared to losses of $57,000 for the three months ended March 31, 1999. It is anticipated that Valley Bank will continue to incur operating losses during its early years of operation but that the losses will continue to not have a significant impact on the Company. There can be no assurance, however, that Valley Bank will not incur more significant losses, which could have an adverse impact on the Company's earnings, dividend payments or future growth.


      The following table shows the various performance ratios for the Company for the three month periods ended March 31, 2000 and March 31, 1999.

VALLEY COMMUNITY BANCSHARES, INC.
Selected Financial Data
(dollars in thousands, except per sahre amounts)                      THREE MONTHS ENDED MARCH 31,
                                                                         2000            1999
                                                                     ---------------  --------------
FINANCIAL PERFORMANCE
      Net Income                                                               $377            $284
      Average Assets                                                        134,133         128,273
      Average Stockholders' Equity                                           18,417          17,786

      Return on Assets (net income divided by average assets)                 1.13%           0.90%
      Return on Equity  (net income divided by average equity)                8.21%           6.48%
      Efficiency Ratio (noninterest expense divided by
          noninterest income plus net interst income)                        67.90%          73.30%

      Ratio of noninterest income to average assets                           3.58%           3.61%

NET INTEREST INCOME


         The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest-bearing liabilities (deposits and borrowings). The volume of, and yields earned on, earning assets and the volume of, and rates paid on, interest-bearing liabilities determine net interest income. Interest earned and interest paid are also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to "net interest margin." For the three months ended March 31, 2000, the Company's net interest margin was 5.36 percent compared to 4.93 percent for the three months ended March 31, 1999.


         Net interest income for the three months ended March 31, 2000 totaled $1,627,000 compared to $1,404,000 for the three months ended March 31, 1999, a 16 percent increase. The increase resulted from an increase in the volume of interest-earning assets (primarily loans) and an increase in the Company's net interest margin.


         Interest income was $2,400,000 for the three months ended March 31, 2000 compared to $2,134,000 for the three months ended March 31, 1999. The increase was due to an increase in the yield earned and growth in interest-earning assets. The yield on interest-earning assets increased to 7.86 percent for the three months ended March 31, 2000, compared to 7.42 percent during the same period a year ago. The yield increase was primarily a result of a greater percentage of the Company's earning assets concentrated in loans and from an overall increase in interest rates and the resulting impact on adjustable rate loans and securities.


         Interest expense was $773,000 for the three months ended March 31, 2000, compared to $726,000 for the three months ended March 31, 1999. The increase was due to a slight increase in the cost of funds and growth in interest-bearing liabilities. The cost of funds increased to 3.38 percent for the three months ended March 31, 2000, compared to 3.33 percent during the same period a year ago. The costof-funds increase was primarily related to a higher concentration in certificate of deposits greater the $100,000 and an overall increase in market interest rates.


         During the three months ended March 31, 2000, market interest rates increased and it is anticipated they will increase further. In periods of rising interest rates, the Company's net interest income and margin may decrease because the Company has a greater amount of interest-bearing liabilities subject to more rapid repricing than interest-earning assets. The Company's strategy to offset rising rates is to increase commercial and commercial real estate lending as a percentage of interest-earning assets while continuing its emphasis on noninterest-bearing deposits and other deposits with administered interest rates such as NOW, savings and money market accounts to fund such assets.

                  The following table sets forth information concerning the Company's average balance and average interest rates earned or paid, interest rate spread and net interest margin for the three month periods ended March 31:


VALLEY COMMUNITY BANCSHARES, INC.
AVERAGE BALANCES AND INTEREST RATES EARNED/PAID
(dollars in thousands)

                                                                2000                              1999
                                               -------------------------------  --------------------------------
                                                Average    Revenue/   Yield/      Average    Revenue/    Yield/
ASSETS                                          balance    expense     rate       balance    expense      rate
                                               ---------  ---------  --------    ---------  ----------  --------
Interest-earning assets
    Loans (including fees)                      $ 82,040     $1,812    8.86%      $ 68,533     $1,474     8.72%
    Investment securities                         34,553        509    5.91%        33,203        476     5.82%
    Interest bearing deposits with banks           6,976        103    5.92%        14,049        184     5.31%
    Federal funds sold                                 -          -    0.00%         2,595         31     4.84%
    Federal Home Loan Bank Stock                     420          7    6.68%           360          7     7.89%
                                              ----------  ---------  --------  -----------  ----------  --------
        Total Interest-earning assets            123,989     $2,431    7.86%       118,740     $2,172     7.42%

    Total noninterest-earning assets              10,143                             9,533

                                              -----------                      ------------
    TOTAL ASSETS                                $134,132                          $128,273
                                              ===========                      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities

    Deposits                                    $ 91,240     $  768    3.38%      $ 88,545     $  726     3.33%
    Other borrowed funds                             419          5    4.79%           384          4     4.22%
                                               ----------  ---------  --------  -----------  ---------  --------
        Total Interest-bearing liabilities        91,659     $  773    3.38%        88,929     $  730     3.33%

    Noninterest-bearing liabilities               24,056                            21,558
    Stockholders' equity                          18,417                            17,786

    TOTAL LIABILITIES AND                      ----------                       -----------
    STOCKHOLDERS' EQUITY                        $134,132                          $128,273
                                               ==========                       ===========

                                                           ---------  --------               -------------------
Net interest spread                                          $1,658    4.48%                   $1,442     4.09%

Margin Analysis

    Interest income/ earning assets                          $2,431    7.86%                   $2,172     7.42%
    Interest expense/earning assets                             773    2.50%                      730     2.49%
                                                           ---------  --------               -------------------
    Net interest margin                                       1,658    5.36%                    1,442     4.93%

      1 Average loan balance include nonaccrual loans, if any. Interest income on nonaccrual loans has been included.

      2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

         The following table sets forth information concerning the Company's change in net interest income for the periods that are attributable to changes in interest rate and changes in volume for the three month period ended March 31, 2000, compared to the three months ended March 31, 1999.

VALLEY COMMUNITY BANCSHARES, INC.
Volume/Rate Analysis
(dollars in thousands)

                                                     2000 Compared to 1999
                                         -----------------------------------------
                                           VOLUME          RATE           NET
                                           ------          ----           ---
Interest income
    Loans (including fees)                        $320           $18          $338
    Investment securities                           34            (2)           32
    Interest bearing deposits with banks           (82)            1           (81)
    Federal funds sold                             (27)           (4)          (31)
    Federal Home Loan Bank Stock                     2            (2)            -
                                            -----------   -----------   -----------
        Total Interest-earning assets              247            11           258

Interest-bearing liabilities

    Total deposits                                  53           (11)           42
    Other borrowed funds                             -             1             1
                                            -----------   -----------   -----------
        Total Interest-bearing liabilities          53           (10)           43

                                            ===========  =============  ===========
        Net interest income                       $194           $21          $215
                                            ===========  =============  ===========

     1 The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

     2 Balances of nonaccrual loans, if any, and related income recognized have been included for computational purposes.

     3 Tax-exempt income has been converted to a tax-equivalent basis using an incremental rate of 34%

PROVISION FOR LOAN LOSSES


         Provisions for loan losses reduce net interest income. The Company provided $27,000 for loan losses for the three months ended March 31, 2000 compared to $15,000 during the same period last year. The provision was made as a result of increasing loans.


         As a result of the increase in provision for loan losses, management believes the allowance for loan losses to be adequate to absorb losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets, and economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate. For further discussion regarding the allowance for loan losses, see the discussion on allowance for loan losses under Risk Elements.


NONINTEREST INCOME AND EXPENSE


         Net income is also affected by noninterest income (primarily service charges and other operating income) and noninterest expenses (primarily salaries and employee benefits, occupancy, equipment, and other operating expenses).


         Noninterest income was $142,000 for the three months ended March 31, 2000, a decrease from $154,000 for the three months ended March 31, 1999. The decrease in noninterest income was primarily related to lower origination fees on mortgage loans brokered, which decreased as a result of higher mortgage interest rates in 2000 and a lower volume of loan applications processed. Based on the current interest rate environment, the Company anticipates that mortgage loans brokered will remain at low level during the remainder of the year 2000 compared to the levels realized in 1999.


         Noninterest expense was $1,203,000 for the three months ended March 31, 2000, compared to $1,142,000 for the three months ended March 31, 1999. Noninterest expense continues to be impacted by higher salary and employee benefits, occupancy and equipment, and other operating expenses associated with the operation of the new Graham Branch facility (November 1998) and Valley Bank (January 1999). The percentage of noninterest expense to average assets was 3.58 percent for the three months ended March 31, 2000, compared to 3.61 percent during the same period last year.


         The Company's efficiency ratio (the ratio of noninterest expense to net interest income plus noninterest income) was 67.9 percent for the three months ended March 31, 2000, compared to 73.3 percent for the three months ended March 31, 1999. The improvement in the ratio was primarily due to a greater increase in net interest income, resulting from the increase in loans, when compared to the increase in noninterest expense.


PROVISION FOR INCOME TAXES


         The Company's provision for income taxes is a significant reduction of operating income. The provision for the three months ended March 31, 2000 was $162,000, compared to $117,000 for the three months ended March 31, 1999. This amount represents an effective taxing rate of 30 percent and 29 percent during 2000 and 1999, respectively. The Company's marginal tax rate is currently 34 percent. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax-exempt securities.


FINANCIAL CONDITION


         The Company's total consolidated assets were $135.5 million as of March 31, 2000, compared to $133.8 million as of December 31, 1999. The increase in assets was primarily in loans, funded by increasing deposits and maturing securities. The new Graham Branch and Valley Bank impacted the growth in deposits.


INVESTMENT PORTFOLIO


         As of March 31, 2000, the Company had $31.9 million of securities available for sale, compared to $33.3 million as of December 31, 1999. The decrease resulted from maturities and principal repayments on amortizing securities. As of March 31, 2000, approximately 96 percent of the Company's securities were classified as available for sale. Management believes that a high percentage of securities classified as available for sale provides greater flexibility to respond to interest rate changes and liquidity needs to fund loan growth.


LOAN PORTFOLIO


         Loans were $83.9 million as of March 31, 2000, compared to $78.6 million as of December 31, 1999. This increase was primarily in construction and commercial real estate loans. The percentage of loans to total assets increased to 61.9 percent at March 31, 2000, compared to 58.8 percent at December 31, 1999. It is management's intent to grow the loan portfolio and to increase the percent of loans to assets, which potentially could improve the Company's net interest margin.

         The following table sets forth the composition of the Company's loan portfolio as of the dates indicated.


VALLEY COMMUNITY BANCSHARES, INC.
Loan Portfolio
(dollars in thousands)                     March 31,                   December 31,
                                   ---------------------------   ---------------------------
                                              2000                           1999
                                   ---------------------------   ---------------------------
                                    Amount        Percent         Amount         Percent
                                   ------------  -------------   -------------  ------------
Real Estate
     Construction                     $ 8,288           9.9%         $ 7,384          9.4%
     Mortgage                          16,314          19.4%          15,867         20.2%
     Commercial                        43,731          52.1%          40,254         51.2%
Commercial                             12,938          15.4%          12,892         16.4%
Consumer and other                      2,168           2.6%           1,864          2.4%
Lease financing                           529           0.6%             377          0.5%
                                   ------------  -------------   -------------  ------------
         Total loans                   83,968         100.0%          78,638        100.0%
                                                 =============                  ============
Unearned income                           (36)                            (4)
                                   ------------                  -------------
         Net loans                    $83,932                        $78,634
                                   ============                  =============

RISK ELEMENTS


         As of March 31, 2000 and December 31, 1999, the Company had no nonperforming assets, which includes nonaccrual loans, loans 90 days or more past due and still accruing interest, and restructured loans.


         During the three-month periods ended March 31, 2000 and March 31, 1999, there were no loans placed on nonaccrual status and, therefore, there was no impact to interest income during those periods presented.


SUMMARY OF LOAN LOSS EXPERIENCE


          The following table sets forth information regarding changes in the Company's allowance for loan losses for the dates indicated (dollars in thousands):


VALLEY COMMUNITY BANCSHARES, INC.
Loan Loss Experience

                                             Thre months ended March 31,
                                             ---------------------------
                                                 2000           1999
                                             ------------  -------------
 Balance at beginning of period                  $   959        $   883
     Charge-offs                                       -              -
     Recoveries:                                       -              -
     Net charge-offs                                   -              -
     Additions charged to operations                  27             15
                                             ------------  -------------
 Balance at end of period                        $   986        $   898
                                             ============  =============

 Average Loans Outstanding                       $82,040        $68,533

 Ratio of net charge-off during the
 period to average loans outstanding               0.00%          0.00%

 Ratio of allowance for loan losses
 to average loans outstanding                      1.20%          1.31%

         There were no charge-offs or recoveries of loans during the three months ended March 31, 2000 and March 31, 1999. However, the ratio of the allowance for loan losses to average loans outstanding decreased from 1.31 percent at March 31, 1999 to 1.20% at March 31, 2000. The decrease was the result of loan growth exceeding the growth in the allowance for loan losses. The ratio is anticipated to increase during the balance of the year 2000, as a result of increased provisions to the allowance for loan losses.


         The allowance for loan losses is maintained at an amount considered adequate by management to provide for loan losses inherent in the loan portfolio based on management's assessment of various factors affecting the loan portfolio, including local economic conditions and growth of the loan portfolio and its composition. Non-performing loans and net charge offs during the periods presented have been minimal, demonstrating strong credit quality. Increases in the allowance for loan losses made though provisions were primarily a result of loan growth.


DEPOSITS


         The Company's primary source of funds is customer deposits. The Company attempts to maintain a high percentage of noninterest-bearing deposits, which are a low cost funding source. In addition, the Company offers a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by bank management based on competitive market factors and the Company's need for funds. The Company traditionally has not purchased brokered deposits and does not intend to do so in the future.


         Deposits increased to $115.6 million as of March 31, 2000, compared to $113.8 million as of December 31, 1999. Time certificates in excess of $100,000 increased to $15.9 million as of March 31, 2000, compared to $14.6 million as of December 31, 1999.


         The following table sets forth the balances for each major category of deposit by amount and percent during the periods indicated.

VALLEY COMMUNITY BANCSHARES, INC.
Deposits
(dollars in thousands)                                   Period ended,
                                       -------------------------  -------------------------
                                            March 31, 2000            December 31, 1999
                                       -------------------------  -------------------------
                                        Amount        Percent      Amount         Rate
                                       -------------------------  -------------------------
 Noninterest bearing demand deposits      $ 22,831       19.76%      $ 21,349       18.76%
 Interest bearing demand deposits           16,261       14.07%        15,926       13.99%
 Money market deposits                      27,075       23.43%        28,603       25.13%
 Savings deposits                           12,177       10.54%        12,002       10.55%
 Time certificates < $100,000               21,309       18.44%        21,374       18.78%
 Time certificates > $100,000               15,903       13.76%        14,555       12.79%
                                       =========================  =========================
                                          $115,556      100.00%      $113,809      100.00%
                                       =========================  =========================


LIQUIDITY AND CAPITAL RESOURCES


         Management actively analyzes and manages the Company's liquidity position. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Management believes that the Company's cash flow will be sufficient to support its existing operations for the foreseeable future.


         Cash flows from operations, as well as proceeds from maturities of securities and increasing customer deposits, contribute significantly to liquidity. Net cash from operating activities for the three months ended March 31, 2000 contributed $.7 million to liquidity compared to $.4 million for the three months ended March 31, 1999. The majority of the Company's funding comes from customer deposits within its operating region. Customer deposits provided $1.7 million for the three months ended March 31, 2000, compared to ($1.6) million for the three months ended March 31, 1999. For the first three months ended March 31, 2000, noninterest-bearing demand deposits and certificates of deposit over $100,000 provided the majority of the deposit growth. The majority of the $15.9 million of certificates of deposit over $100,000 is from local bank customers and are not solicited from brokers or municipalities. The Company considers these deposits a stable source of funds.


         Another important source of liquidity is investments in federal funds and interest-bearing deposits with banks and the Company's security portfolio. The Company maintains a ladder of securities that provides prepayments and payments at maturity and a portfolio of available-for-sale securities that could be converted to cash quickly. Proceeds from maturities of securities provided $2.6 million for the three months ended March 31, 2000, compared to $5.7 million for the three months ended March 31, 1999.


         At March 31, 2000, the Banks held cash and due from banks and interest-bearing deposits with banks of approximately $12.4 million. In addition, at such date $31.9 million of the Company's investments were classified as available-for-sale.


         The Banks have capacity to borrow funds, up to ten percent of assets from the Federal Home Loan Bank of Seattle ("FHLB") through pre-approved credit lines as a secondary source of liquidity. However, these credit lines have pledge requirements whereby the Banks must maintain unencumbered collateral with a value at least equal to the outstanding balance.

At March 31, 2000, the Banks had no advances outstanding to the FHLB. The Banks also have committed line-of-credit agreements totaling approximately $6.75 million from unaffiliated banks.


         The Company's total stockholders' equity decreased to $18.5 million at March 31, 2000, from $18.7 million at December 31, 1999. The decrease resulted from an increase in unrealized losses recorded on securities available for sale, net of income tax and from a $.50 dividend paid to stockholders of record on December 31, 1999. The decrease was partially offset by net income earned during the three months ended March 31, 2000. At March 31, 2000, stockholders' equity was 13.62 percent of total assets, compared to 13.99 percent at December 31, 1999.


         The market value of available-for-sale securities was less than book value at both March 31, 2000 and December 31, 1999, primarily as a result of increasing interest rates, which resulted in an unrealized loss in the investment portfolio. Management currently does not anticipate selling the Company's securities, but if required for liquidity or any other purpose, management does not believe the resulting sale would materially affect the overall condition of the Company.


CAPITAL ADEQUACY REQUIREMENTS.


         The capital levels of the Company currently exceed applicable regulatory guidelines, and the Banks are qualified as "well-capitalized" at March 31, 2000. Management believes the Company's capital will be adequate to fund the startup and related costs associated with any new branches and Valley Bank until it can achieve the deposit and loan levels necessary to be profitable. The Company has commitments to construct a $2 million permanent facility at 10th and D Street in Auburn, Washington. It is anticipated the building will be completed in June, 2000.


         The capital amounts and ratios for the Company and the Banks as of March 31, 2000, are presented in the following table (dollars in thousands):

VALLEY COMMUNITY BANCSHARES, INC.
Capital
                                                                                                For Capital
                                          Actual                                              Adequacy Purposes
                                  ----------------------                        --------------------------------------------
AS OF MARCH 31, 2000                 Amount     Ratio                              Amount                           Ratio
                                  -----------  --------                         ------------                       -------
Total Capital
    (to Risk-Weighted Assets)
      Consolidated                 $19,781     20.3%  GREATER THAN OR EQUAL TO   $7,791  GREATER THAN OR EQUAL TO   8.0%
      Puyallup Valley Bank         $13,908     15.5%  GREATER THAN OR EQUAL TO   $7,170  GREATER THAN OR EQUAL TO   8.0%
      Valley Bank                   $3,959     60.6%  GREATER THAN OR EQUAL TO     $523  GREATER THAN OR EQUAL TO   8.0%

Tier I Capital
    (to Risk-Weighted Assets)
      Consolidated                 $18,795     19.3%  GREATER THAN OR EQUAL TO   $3,895  GREATER THAN OR EQUAL TO   4.0%
      Puyallup Valley Bank         $13,000     14.5%  GREATER THAN OR EQUAL TO   $3,585  GREATER THAN OR EQUAL TO   4.0%
      Valley Bank                   $3,881     59.4%  GREATER THAN OR EQUAL TO     $261  GREATER THAN OR EQUAL TO   4.0%

Tier I Capital
    (to Average Assets)
      Consolidated                 $18,795     14.0%  GREATER THAN OR EQUAL TO   $5,368  GREATER THAN OR EQUAL TO   4.0%
      Puyallup Valley Bank         $13,000     10.4%  GREATER THAN OR EQUAL TO   $5,008  GREATER THAN OR EQUAL TO   4.0%
      Valley Bank                   $3,900     49.1%  GREATER THAN OR EQUAL TO     $316  GREATER THAN OR EQUAL TO   4.0%



                                                                               To Be Well
                                                                            Capitalized Under
                                                                            Prompt Corrective
                                                                            Action Provisions
                                                             --------------------------------------------
AS OF MARCH 31, 2000                                              Amount                           Ratio
                                                               ------------                       -------
Total Capital
    (to Risk-Weighted Assets)
      Consolidated                   GREATER THAN OR EQUAL TO   $9,738  GREATER THAN OR EQUAL TO   10.0%
      Puyallup Valley Bank           GREATER THAN OR EQUAL TO   $8,962  GREATER THAN OR EQUAL TO   10.0%
      Valley Bank                    GREATER THAN OR EQUAL TO     $653  GREATER THAN OR EQUAL TO   10.0%

Tier I Capital
    (to Risk-Weighted Assets)
      Consolidated                   GREATER THAN OR EQUAL TO   $5,843  GREATER THAN OR EQUAL TO    6.0%
      Puyallup Valley Bank           GREATER THAN OR EQUAL TO   $5,377  GREATER THAN OR EQUAL TO    6.0%
      Valley Bank                    GREATER THAN OR EQUAL TO     $392  GREATER THAN OR EQUAL TO    6.0%

Tier I Capital
    (to Average Assets)
      Consolidated                   GREATER THAN OR EQUAL TO   $6,710  GREATER THAN OR EQUAL TO   5.0%
      Puyallup Valley Bank           GREATER THAN OR EQUAL TO   $6,261  GREATER THAN OR EQUAL TO   5.0%
      Valley Bank                    GREATER THAN OR EQUAL TO     $395  GREATER THAN OR EQUAL TO   5.0%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



         A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include repayment speeds on certain assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income.



         Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. At March 31, 2000, based on the measures used to monitor and manage interest rate risk, there has not been a material change in the Company's interest rate risk since December 31, 1999.


ITEM 3.  PROPERTIES

         The Company's main office is located in Puyallup, Washington and also serves as the main office for Puyallup Valley Bank. Puyallup Valley Bank conducts its business through six full-service offices and one drive-up facility. All but three of Puyallup Valley Bank's premises are owned by Puyallup Valley Bank with options to extend existing leases on the leased facilities. The facilities are: Main office, 1307 East Main, Puyallup, Washington; Downtown Branch, 209 South Meridian Avenue, Puyallup, Washington; Downtown Drive-Up, 112
E. Main Avenue, Puyallup, Washington; Summit Branch, 10413 Canyon Road East, Puyallup, Washington; South Hill Branch, 15815 Meridian Avenue East, Puyallup, Washington; Canyon Road Branch, 12803 Canyon Road, Puyallup, Washington; and Graham Branch, 9921 224th St. SE, Graham, Washington.

         Valley Bank has entered into a lease for its initial facility located at 1525 A Street, Suites 106 and 107, in Auburn. The lease term is for three years with an optional two-year extension. Valley Bank makes lease payments of $2,812 per month. Valley Bank plans to ultimately build a permanent facility on a site, owned by the Company, that is located at 10th and D Street in Auburn, Washington.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the shares of Valley Community Bancshares Common Stock beneficially owned as of March 15, 2000 by each Director and each named Executive Officer, and the Directors and Officers as a group. As of that date, the Company is not aware of anyone who owns more than five percent of its shares either beneficially or of record, except as listed below.

DIRECTORS AND EXECUTIVE OFFICERS


                                        Shares Beneficially       % of Total Shares
Name                                          Owned(1)              Outstanding(2)
----                                          --------              --------------
Thomas R. Absher                                56,703                  5.04%
David H. Brown(3)                               62,830                  5.48%
William E. Fitchitt                              1,427                  *
David K. Hamry                                   3,303                  *
A. Eugene Hammermaster                          26,490                  2.35%
Steven M. Harris                                 5,030                  *
Warren D. Hunt                                  17,506                  1.56%
Roger L. Knutson                                47,455                  4.22%
Directors and Executive Officers               260,654                 22.51%*
(12) as a group(4)


         *  Less than 1%

OTHER BENEFICIAL OWNERS

                                        Shares Beneficially       % of Total Shares
Name and Address                              Owned(1)              Outstanding(2)
----------------                              --------              --------------
Charles R. Wadsworth
P. O. Box 578
Puyallup, WA  98371                             57,220                  5.08%
----------

(1) The shares "beneficially owned" include shares owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other shares with respect to which the individual has or shares voting or investment power, or has the right to acquire within 60 days under outstanding stock options. Beneficial ownership may be disclaimed as to certain of the shares.

(2) Any securities not outstanding but which are subject to options and presently exercisable by the named person within 60 days, are deemed to be outstanding for computing the percentage of outstanding securities owned by such person, but are not deemed to be outstanding for the purposes of computing the percentage of the class owned by any other person.

(3) Includes 21,428 shares subject to stock options granted pursuant to the Puyallup Valley Bank Employee Stock Option Plan and presently exercisable.

(4) Includes 10,721 shares subject to stock options granted pursuant to the Puyallup Valley Bank Employee Stock Option Plan and presently exercisable.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS


         The following table sets forth summary information about the Directors and Executive Officers of Valley Community Bancshares. All of the persons named hold the same position with Puyallup Valley Bank as they do with the Company, with the exception of William E. Fitchitt and Steven M. Harris, who are not members of the Board of Directors of Puyallup Valley Bank.



                                                                                  Year Elected
             Name                Age        Position with the Company             or Appointed
             ----                ---        -------------------------             ------------
Thomas R. Absher                 68    Chairman                                        1973
David H. Brown                   54    Director, President and CEO                     1989
Warren D. Hunt                   67    Vice-Chairman                                   1975
A. Eugene Hammermaster           65    Director, Secretary                             1973
William E. Fitchitt              57    Director                                        1998
David K. Hamry                   59    Director                                        1991
Steven M. Harris                 53    Director                                        1998
Roger L. Knutson                 55    Director                                        1977
Joseph E. Riordan                46    Senior Vice President and CFO                   1997
Roy W. Thompson                  57    Senior Vice President and Credit                1989
                                       Administrator
Richard D. Pickett               50    President and CEO of Valley Bank                1999



         The Board of Directors of the Company consists of eight members. The Board of Directors is divided into three groups for the purpose of defining terms of office. All Directors serve three-year terms; one-third of the Directors are elected annually. The Company's Articles of Incorporation provide that a director may only be removed for cause, and vacancies will be filled by the Board of Directors.

         The principal occupation or business and experience of the Directors and Executive Officers of the Company for the past five years is set forth below.

         THOMAS R. ABSHER is the Chairman of the Board of Directors of the Company and a Partner of Morningview Development, Morningside Development, Northwest Care Development, TJC Partnership, Terrace Ventures, Poulsbo Development, and Madison Hotel. Mr. Absher was the former President of Absher Construction Company. Mr. Absher is also a director of Valley Bank.

         DAVID H. BROWN has been the President and Chief Executive Officer of the Company since its formation and the President and Chief Executive Officer of Puyallup Valley Bank since 1989. Prior to joining Puyallup Valley Bank, Mr. Brown was an executive officer with Seafirst Bank for twenty years, beginning as a Management Trainee and concluding his tenure at Seafirst as Manager of Southwest Corporate Banking. Mr. Brown is a graduate of Pacific Coast Banking School and holds a BA from Washington State University.

         WARREN D. HUNT is the Vice Chairman of the Board of Directors of the Company and co-owner of Newell Hunt Furniture, Inc.

         EUGENE HAMMERMASTER is Secretary to the Board of Directors of the Company, and attorney and senior member in the Hammermaster Law Firm, and a Municipal Court Judge in Pierce County.

         WILLIAM E. FITCHITT is the Vice-Chairman of Valley Bank, a Certified Public Accountant and President of Fitchitt & Benedict, P.S., Inc.

         DAVID K. HAMRY is the CEO and Director of Good Samaritan Hospital, and Good Samaritan Community Health Care. He is a Director of WA Casualty Company and Northwest Healthcare.

         STEVEN M. HARRIS is the Chairman of the Board of Directors of Valley Bank and is President and Designated Broker of Northwest Corporate Real Estate, Inc., a commercial real estate sales and leasing company.

         ROGER L. KNUTSON is the President of Knutson Farms, Inc., Knutson Equipment & Supply, Puyallup Valley Rhubarb Company, Puyallup Valley Flower Exchange and Puget Sound Bulb Exchange.

         JOSEPH E. RIORDAN has been Senior Vice President and Chief Financial Officer of the Company since its formation and Senior Vice President and Chief Financial Officer of Puyallup Valley Bank since 1997. Prior to joining the Company and Puyallup Valley Bank, Mr. Riordan was Vice President of Finance InterWest Bancorp, Inc. From 1985 through 1996, Mr. Riordan was Vice President and Secretary-Treasurer of Central Bancorporation. Mr. Riordan's career in the banking industry spans over twenty years. Mr. Riordan is a Certified Public Accountant, a Certified Management Accountant, and holds a BA in Business Administration from Central Washington University. Mr. Riordan is the Senior Vice President and Chief Financial Officer of Valley Bank.

         ROY W. THOMPSON has been Senior Vice President of the Company since its formation and Senior Vice President and Credit Administrator of Puyallup Valley Bank since 1989. Prior to joining Puyallup Valley Bank, Mr. Thompson was Vice President and Account Officer of U.S. Bank of Washington in Private Banking. From 1983 through 1988, Mr. Thompson was Vice President and Credit Administrator of Seattle-First National Bank. Mr. Thompson's career in the banking industry spans over twenty years. Mr. Thompson is a graduate of Pacific Coast Banking School, holds an MBA in Finance from the United States International University and a BS in Business from the University of Southern California. Mr. Thompson is the Senior Vice President and Credit Administrator of Valley Bank.

         RICHARD D. PICKETT is President and CEO of Valley Bank. Prior to joining Valley Bank, Mr. Pickett was an officer with Seafirst Bank for over twenty five years, beginning as a Management Trainee and concluding his tenure at Seafirst as Commercial Banking Team Leader. Mr. Pickett is a graduate of Pacific Coast Banking School, University of Southern California Executive Leadership School and holds a BA from Washington State University.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth all compensation paid by the Company for services rendered in all capacities paid or accrued for the fiscal years ended December 31, 1999, 1998 and 1997, to the Chief Executive Officer. No other Executive officer of the Company received annual compensation in excess of $100,000 for such years.


           Name and Position          Year          Salary             Bonus       Other (1)(2)(3)       Total
           -----------------          ----          ------             -----       ---------------       -----
         David H. Brown               1997         $123,520           $12,250          $53,674         $189,444
         President and CEO            1998         $128,000           $30,000          $53,798         $211,798
                                      1999         $133,000           $22,770          $53,198         $208,968


(1) Includes $9,000 paid to Mr. Brown by Puyallup Valley Bank for director's fees in 1997, 1998, and 1999.
(2) Includes profit sharing pursuant to The Company's 401(k) Plan and Profit Sharing Plan.
(3) Includes $35,000 accrued by Puyallup Valley Bank each year for Mr. Brown's Deferred Compensation Plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Board of Directors of the Company, acting as a committee of the whole, serves as the Compensation Committee. The Committee is responsible for establishing and implementing all compensation policies of the Company and its subsidiaries, as well as setting the compensation for the executive officers of the Company and its subsidiaries. The Committee evaluates the performance of the Chief Executive Officer and approves an appropriate compensation level. The Chief Executive Officer evaluates the performance of all other executive officers and recommends to the Committee individual compensation levels for approval by the Committee.

         The Committee believes that a compensation plan for executive officers should take into account management skills, long-term performance results and shareholder returns. The principles underlying compensation policies are: (i) to attract and retain highly talented and productive executives; (ii) to provide levels of compensation competitive with those offered throughout the banking industry; (iii) to motivate executive officers to enhance long-term shareholder value by helping them build their own ownership in the Company; and (iv) to integrate the compensation program with the Company's long-term strategic planning and measurement processes.

         The current compensation plan involves a combination of salary, bonuses, profit sharing and grants of stock options to encourage long-term performance. The salary levels of executive officers are designed to be competitive within the banking and financial services industries. The Committee annually reviews industry peer group and the Washington Financial Industry Survey and America's Community Bankers Survey of Salaries to determine competitive salary levels. Individual annual performance is reviewed to determined appropriate salary adjustments.

         The Company's bonus plan is based on a review of the salary surveys, the performance of the Company and the subjective evaluation of the performance of each executive officer.

         The Committee awards stock options to employees as a long-range compensation program designed to reward performance and benefit shareholders. Awards of stock options are intended to provide employees with increased motivation and incentive to exert their best efforts on behalf of the Company by enlarging their personal stake in its success through the opportunity to increase the value of their stock ownership. Options are issued at the fair market price on the date of the grant, in order to insure that any value derived from the grant is realized by shareholders generally. The number of options granted to any employee is based on the employee's performance and relative responsibility within the Company. Options may have a deferred vesting and are not exercisable prior to vesting. During the fiscal year ended December 31, 1999, the Committee granted stock options totaling 14,500 shares to employees of the Company and its subsidiaries.

         During the fiscal year ended December 31, 1999, the base salary of David H. Brown, President and Chief Executive Officer of the Company, was $133,000. In addition, Mr. Brown received a performance bonus of $22,770, a profit sharing allocation of $9,198, and was credited with $35,000 in a Deferred Compensation Plan adopted effective January 1, 1997, which provides for the accrual of $245,000 plus interest over a ten-year period to be paid to Mr. Brown upon his retirement (see Deferred Compensation Plan below) and $9,000 in Director's fees. This resulted in total compensation of $208,968, which represents a 1.34 percent decrease from the previous year. In determining his compensation, special consideration was given to the efforts
Mr. Brown had put forth to integrate Valley Bank as a wholly-owned subsidiary of the Company. The Committee believes the increase in compensation is appropriate based on competitive salary surveys and the performance of the Company. Mr. Brown did not participate in deliberations of the Committee relating to his compensation.

Submitted by Members of the Committee:

                                                Thomas R. Absher
                                                David H. Brown
                                                Eugene Hammermaster
                                                Warren D. Hunt
                                                Roger L. Knutson
                                                William E. Fitchitt
                                                Steven M. Harris
                                                David K. Hamry

SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

         In addition to regular compensation, the Company has agreed to pay Messrs. Brown, Thompson, Riordan, and Pickett additional compensation should their employment terminate with the Company under certain conditions. The severance Agreements are effective only if Messrs. Brown, Thompson, Riordan, and Pickett employment is terminated within three years after a change in control; or employment is terminated on or after the date that any party announces (or should announce) any prospective change in control transaction, if a change in control occurs with twelve months of termination. Change in control means a change in the ownership or effective control, or in the ownership of a substantial portion of, the assets of the Company as used in section 280G of the Internal Revenue Code of 1986, as amended. Changes in control as includes any change within a twelve-month period in the composition of the Board of Directors whereby the individuals serving as directors at the beginning of such period cease to constitute at least a majority of the Board at any time during such period. The amount of the severance payment equals the highest compensation (as reportable on the executive's IRS W-2 form) during one of the most recent three calendar years ending before, or simultaneous with, the date on which the change in control occurs.

DEFERRED COMPENSATION PLAN

         In addition to regular compensation, the Company, on April 21, 1999 to be effective January 1, 1997, agreed to provide Mr. Brown with deferred compensation under the terms of an Supplemental Retirement Benefits Agreement. The Agreement provides for the accrual of $245,000 plus interest to an account over a ten-year period. The account is to be distributed to Mr. Brown on the last day of the contract period, to Mr. Brown or his Beneficiary upon total disability or death, to Mr. Brown upon the termination of service within a period of twelve months following a change of control. Change in control means
(a) the purchase or other acquisition by any person, entity, or group of persons as defined under the provisions of Section 13(d) or 14(d) of the Securities Exchange Act of 1934 of more than fifty percent of either the outstanding shares of common stock or the combined voting power of the Company's then outstanding voting securities; (b) the approval by the stockholders of the Company of a reorganization, merger of consolidation with respect to which persons who were stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent of the combined voting power of the Company's then outstanding securities entitled to vote generally; (c) a liquidation or dissolution of the Company; (d) a change in the membership of the Board of Directors such that those individuals who at the beginning of any twelve consecutive month period cease to constitute at a majority thereof for any reason within that twelve month period.

EMPLOYEE BENEFIT PLANS

         The Company has a 401(k) Profit Sharing plan for all eligible employees. Contributions to the plan adopted in December 1998 are at the discretion of the Board of Directors. Participants may contribute up to 12 percent of compensation. The Company made no contributions to the plan in 1999, 1998, or 1997. The Company also has a noncontributory profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of the Board of Directors and totaled $83,500, $94,000, and $95,500 in 1999, 1998, and 1997, respectively.

STOCK OPTION PLANS

         The Company has two stock option plans that were approved by the shareholders. One stock option plan was approved by the shareholders on April 22, 1986, and extended until March 20, 2006, at a meeting of shareholders held in April 1996 (the "1996 Plan"). There are presently 159,070 shares authorized for issuance under the 1996 Plan, of which 156,518 have been issued, 109,227 have been exercised, 47,241 are outstanding. No additional options will be granted under the 1996 Plan. On April 23, 1998, the shareholders adopted the 1998 Employee Stock Option Plan (the "1998 Plan). There are presently 100,000 shares authorized for issuance under the 1998 Plan, of which 17,500 have been issued and none exercised.

         The purpose of the 1996 Plan and 1998 Plan is to provide additional incentives to key employees of Bancshares and to help attract and retain quality personnel and to enhance shareholder value aligning employee interest with those of the shareholders. The grant of options is at the discretion of the Company's Board of Directors or such other committee as it may designate. The 1998 Plan is very similar to the 1986 Plan, except that it: (i) is updated to correct references to the Internal Revenue Code which have been changed, (ii) permits an employee to exercise options by surrendering already-owned shares, and (iii) permits the grant of nonqualified stock options.

OPTION EXERCISES AND YEAR-END OPTION VALUES

         The following table summarizes option exercises during the 1999 fiscal year by each of the Named Executives and the 1999 fiscal year-end value of unexercised options granted to the Named Executives:

                                                                    Number of Securities             Value of Unexercised
                                 Shares                       Underlying Unexercised Options       In-the-Money Options at
                               Acquired on         Value               at 12/31/99                        12/31/99 (1)
Name                            Exercise         Realized       (Exercisable/unexercisable)      (Exercisable/unexercisable)
----                            --------         --------       ---------------------------      ---------------------------
David H. Brown                   2,031            $49,930           21,428 /  -0-                    $469,374 / --0-
Roy W. Thompson                   -0-               -0-             10,721 /  -0-                    $217,630 / --0-
Joseph E. Riordan                 -0-               -0-               -0 - / 5,250                      --0 - / $32,500
Richard D. Pickett                -0-               -0-               -0 - / 10,000                     --0 - / --0-


(1) Values are calculated by subtracting the exercise price from the fair market value of the underlying stock. For purposes of this table, fair market value is deemed to be $30.00, the last known sale price of Bancshares common stock on December 31, 1999.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Some of the Directors and Officers of the Company, Puyallup Valley Bank, and Valley Bank and the firms and corporations with which they are associated, have transactions with the Puyallup Valley Bank and Valley Bank, including borrowings and investments in time deposits. All such loans and investments in time deposits have been made in the ordinary course of business, have been made on substantially the same terms (including interest rates paid or charged and collateral required) as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 1999, the aggregate outstanding amount of all loans to Directors and Officers was approximately $2,139,000.

ITEM 8.  LEGAL PROCEEDINGS

         The Banks are from time to time parties to various legal actions arising in the normal course of business. The Company believes that there is no threatened or pending proceeding against the Company or the Banks, which, if determined adversely, would have a material effect on the business or financial position of the Company or the Banks.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NATURE OF TRADING MARKET

         At March 15, 2000, the Company had approximately 688 shareholders of record. The stock is not traded on any exchange or automated quotation system, and there is no firm which makes a market in the stock. The stock has been held by shareholders who typically have held the stock for investment. Therefore, there is no active trading market for the stock and no assurance can be given that an active trading market for the stock will develop. During 1999, there were 141 transfers known to the Company. These transfers involved a total of 60,731 shares. Sales prices have ranged from $30 to $35, to the Company's best knowledge. The last trade occurred on February 29, 2000, and was for 1,000 shares of Common Stock at a price of $30 per share. These prices are not necessarily indicative of the fair market value of the stock, nor is the Company necessarily aware of all transfers or the price of those transfers.

DIVIDEND HISTORY

         The Company (Puyallup Valley Bank prior to July 1, 1998) has paid, since Puyallup Valley Bank's inception in 1973, a combination of stock and cash dividends to its shareholders. Since 1993, Puyallup Valley Bank has paid a stock dividend of 5 percent per year and a cash dividend of 50 CENTS per share per year. Since July 1, 1998, the Company paid a cash dividend of 38 CENTS during 1998 and a 12 CENTS dividend during 1999. On January 26, 2000, the Board of Directors of the Company declared a cash dividend of $.50 per share, which was paid during February 2000 to those shareholders of record on December 31, 1999.

         Although the Company intends to continue its policy of paying cash dividends on its Common Stock in amounts not less than those paid in recent periods, the ability of the Company to continue to pay such dividends will depend primarily upon the earnings of Puyallup Valley Bank and Valley Bank and their ability to pay dividends to the Company, as to which there can be no assurance. For the foreseeable future, none of the earnings of Valley Bank will be dividends to the Company as the capital will be retained at Valley Bank to promote its growth.

         The ability of the banks to pay dividends is governed by various statutes. These statutes provide that no bank shall declare or pay any dividend in an amount greater than its retained earnings, without approval from the Director. The Director shall, in his or her discretion, have the power to require any bank to suspend the payment of any and all dividends until all requirements that may have been made by the Director shall have been complied with, and upon such notice to suspend dividends, no bank shall thereafter declare or pay any dividends until such notice has been rescinded in writing.

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth information as to all securities of registrant sold by the registrant within the past three years, which were not registered under the Securities Act of 1933.


         (a)      SECURITIES SOLD
                  (i)      Exchange

                           DATE OF EXCHANGE        TITLE OF SECURITIES            AMOUNT
                                                                                EXCHANGED

                           July 1, 1998            Common Stock             1,012,729 shares
                                                   $1 par value

                  (ii)     Public Offering

                           DATE OF SALE            TITLE OF SECURITIES      AMOUNT SOLD

                           January 31, 1999        Common Stock             102,619 shares
                                                   $1 par value

                  (iii)    Private Placement

                           DATE OF SALE            TITLE OF SECURITIES      AMOUNT SOLD

                                      46

                           March 15, 1999          Common Stock             3,570 shares
                                                   $1 par value

                  (iv)     Exercise of Stock Options

                           DATE OF SALE              TITLE OF SECURITIES                AMOUNT SOLD

                           Between January 1,1997    Common Stock               6,643 shares
                           and December 31, 1999     $1 par value


         (b) UNDERWRITERS AND OTHER PURCHASERS. The shares sold in the offering listed under Item 10(a)(i) were sold in a public offering without the use of underwriters. The shares sold in the private placement listed under Item 10(a)(ii) were sold in an isolated private placement. The shares sold in the transactions listed under Item 10(a)(iii) above were sold to employees of the registrant upon the exercise of stock options within the past three years.


         (c) CONSIDERATION. The consideration received for the 102,619 share offering completed on January 31, 1999 was $3,591,000. The Company received land valued at $125,000 for the 3,570 shares issued on March 15, 1999. The land is being used for Valley Bank's permanent facility being constructed at 10th and D Street in Auburn, Washington. The total consideration for the sale of the 6,643 shares sold upon the exercise of stock options granted by the registrant under the 1996 Plan was approximately $52,000.



         (d) EXEMPTIONS FROM REGISTRATION CLAIMED. The sales of common stock by the registrant described herein have not been registered with the SEC in reliance on exemptions from such registration. Because the securities have not been registered, they are deemed "restricted securities" and can only be resold in compliance with certain exemptions from registration. The shares listed under Item 10(a)(i) were exchanged for an identical number of shares then outstanding in Puyallup Valley Bank, as part of a tax-free reorganization in which each outstanding share of common stock of Puyallup Valley Bank was exchanged into one outstanding share of common stock of Valley Community Bancshares, Inc., a newly-formed holding company. The transaction was exempt from registration with the SEC under Section 3(a)(12) of the Securities Act of 1933, as amended, and were exempt from registration in the state of Washington pursuant to Section 21.20.320(14) of the Revised Code of Washington. The shares listed under Item 10(a)(ii) were sold to Washington residents in an intra-state offering, exempt from registration with the SEC under
                  Section 3(a)(11) of the Securities Act of 1933, as amended, and registered by qualification with the Securities Division of the State of Washington Department of Financial Institutions pursuant to Section 21.20.210 of the Revised
                  Code of Washington. The shares listed under Item 10(a)(iii) were sold in an isolated private placement that did not involve a public offering, and were exempt from registration with the SEC under Section 4(2) of the Securities Act of 1933, as amended, and were exempt from registration with the Securities Division of the State of Washington Department of Financial Institutions pursuant to Section 21.20.320(1) of the Revised Code of Washington. The shares listed under Item 10(a)(iv) were sold pursuant to option issuances from a compensatory benefit plan, and were exempt from registration with the SEC under 17 CFR 230.701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, and were exempt from registration with the Securities Division of the State of Washington Department of Financial Institutions pursuant to Section 21.20.310(10) of the Revised Code of Washington.


         (e) STOCK DIVIDENDS. Between January 1, 1997 and April 1, 2000, the registrant issued 93,175 shares of registrants Common Stock, $1 par value, as stock dividends. The value of the securities issued at the time of issuance was $2,194,000 and have not been registered under the Securities Act of 1933.

ITEM 11.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

         The Company's Common Stock consists of 5,000,000 shares of Common Stock, par value $1.00 per share, of which 1,125,561 are presently issued and outstanding. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. No shares of preferred stock are authorized for issuance. In addition, up to

100,000 shares of the Company's Common Stock are available for grant to employees of the Company and the banks pursuant to the Valley Community Bancshares 1998 Stock Option Plan.

NO CUMULATIVE VOTING

         Holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of the shareholders, including election of Directors. Article VII of the Articles of Incorporation of the Company provides that shareholders may not cumulate their votes in the election of Directors. Cumulative voting means the ability to vote, in person or by proxy, the number of shares owned by the shareholder for as many persons as there are Directors to be elected and for whose election the shareholder has a right to vote, or to cumulate votes by giving one candidate as many votes as are determined by the number of such Directors to be elected multiplied by the total number of shares the shareholder has the right to vote, or distributing such votes on the same principle among any number of candidates.

DIVIDEND RIGHTS

         The Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. The ability of the Company to pay dividends will initially and for the foreseeable future depend on the amount of dividends paid to it by the banks. The dividend restrictions imposed on subsidiaries by statue and regulation may effectively limit the amount of dividends the Company can pay. See "SUPERVISION AND REGULATION--Banking Subsidiaries" and "DIVIDEND HISTORY." Under Washington corporate law, the Board of Directors is barred from making any dividend payment if, after giving effect to such payment, the Company is either unable to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the sum of its total liabilities. The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors. See "DIVIDEND HISTORY."

LIQUIDATION/DISSOLUTION

         In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, on a pro-rata basis, after payment of all debts and liabilities of the Company (including all deposit accounts and accrued interest thereon), all assets of the Company available for distribution.

MERGER, ACQUISITION AND "ANTI-TAKEOVER" PROVISION

         Article X of the Company's Articles of Incorporation provides that in the event of a merger or consolidation of the Company or a sale of substantially all of its assets, the Board of Directors must consider all relevant factors in addition to the amount of consideration, including, without limitation, the social and economic effects on its community and its depositors, borrowers, employees, suppliers and other constituents. This provision might discourage a tender offer for the Company's stock, which might be at a price above the prevailing market rate.

         The Company's Articles of Incorporation also require the approval of the holders of: (i) at least 66-2/3 percent of the Company's outstanding shares of voting stock, and (ii) at least a majority of the Company's outstanding shares of voting stock, not including shares held by an "interested shareholder," to approve certain "transactions." However, the preceding shall not apply in cases where the proposed transaction has been: (i) approved by a majority of the Board of Directors, excluding Directors who have a material financial interest in the transaction or who were nominated and elected as a result of an arrangement with the "interested shareholder" within 24 months of the proposed transaction, or (ii) a majority of the Board of Directors, whose votes are entitled to be counted under clause: (i) determines that the fair market value of the consideration to be received by non-interested shareholders for shares of any class of which shares are owned by any interested shareholder is not less than the highest fair market value of the consideration paid by any interested shareholder in acquiring shares of the same class within 24 months of the proposed transaction. The term "interested shareholder" is defined to include any person or group of affiliated persons who beneficially owns 20 percent or more of the outstanding voting shares of a corporation. An affiliated person is any person who either acts jointly or in concert with, or directly or indirectly controls, is controlled by, or is under common control with another person. The provisions of Article XI apply to any transaction between a corporation, or any subsidiary thereof, and an interested shareholder of such corporation or an affiliated person to an interested shareholder, that must be authorized pursuant to applicable law by a vote of the shareholders.

         The increased stockholder vote required to approve a transaction with an interested shareholder has the effect of foreclosing mergers and other business combinations that a majority of stockholders deem desirable and places the power to prevent such a merger or combination in the hands of a minority of stockholders.

NO PREEMPTIVE RIGHTS

         Article III of the Articles of Incorporation of the Company provides that holders of Common Stock will not have any preemptive rights with respect to any shares issued by the Company in the future; the Company may therefore sell shares without first offering them to the then shareholders of the Company.

CERTAIN REQUIRED VOTES; AMENDMENT TO ARTICLES OF INCORPORATION

         Article VIII of the Articles of Incorporation of the Company provides that the Company reserves the right to amend the Articles of Incorporation in any manner now or hereafter permitted by law. Under present Washington law, the Articles of Incorporation may be amended by a vote of a majority of the members of the Board of Directors without the requirement of shareholder approval, if such amendment applies only to: (i) deletion of the name and address of the initial Directors; (ii) a change of the name of the Company, and if the Company has only one class of shares outstanding; (iii) to change or eliminate any provision with respect to the par value of any class of shares; and (iv) to change the number of authorized shares to effectuate a split of, or stock dividend in, the Company's own shares. Other amendments to the Articles of Incorporation of the Company require the affirmative vote of the shareholders representing two-thirds of the outstanding shares of stock.

LIMITATION OF LIABILITY

         Article VI of the Company's Articles of Incorporation limits the liability of Directors, in their capacity as Directors, to the full extent permitted by Washington law. Accordingly, Directors shall not be liable to the Company and its shareholders for monetary damage except for acts or omissions that: (i) involve intentional misconduct or a knowing violation of law by the director; (ii) involve conduct which violates RCW 23B.08.310 of the Washington Business Corporation Act, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) involve any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. This provision does not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. The above limitation of liability also may not limit Director liability for violations of, or relieve them from the necessity of complying with, federal securities laws.

ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article IX of the Company's Articles of Incorporation permits the Company to indemnify and hold each Director and Officer ("Indemnitee") harmless against all liability, provided that: (i) the Indemnitee acted in good faith;
(ii) in the case of official conduct, he reasonably believed that he was acting in the Company's best interests, or in all other cases, that his action was not opposed to the Company's best interests; (iii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; and provided further, that (iv) the Indemnitee did not engage in the conduct described in RCW 30.12.240.

         Notwithstanding the preceding, no Indemnitee shall be indemnified in connection with: (i) a proceeding by or in the right of the Company or another enterprise in which he was adjudged liable to the Company or other enterprise; or (ii) any other proceeding charging improper personal benefit to himself, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Additionally, no Indemnitee shall be indemnified for any civil money penalty or judgment resulting from any administrative or civil action instituted by a federal banking agency, or any other liability or legal expense with regard to any administrative proceeding or civil action instituted by any federal banking agency which results in a final order or settlement pursuant to which such person is: (i) assessed a civil money penalty; (ii) removed from office or prohibited from participating in the conduct of the affairs of the Company or other enterprise; or (iii) is required to cease and desist from or to take any affirmative action described in Section 8(b) of the Federal Deposit Insurance Act, as amended (12 U.S.C. 1811, ET SEQ.). However, permissible indemnification payments may be made as permitted by 12 C.F.R. Section 359, ET SEQ., as amended from time to time.

ITEM 13.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                 MOSS ADAMS LLP
                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Board of Directors and Stockholders
Valley Community Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Valley Community Bancshares, Inc. and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Puyallup Valley Bank as of December 31, 1997 were audited by other auditors whose report dated January 9, 1998, except for Note 15 as to which the date is August 24, 1998, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Community Bancshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


     /s/...................................................Everett, Washington
Moss Adams LLP.............................................February 1, 2000


                                DAVID CHRISTENSEN
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
Puyallup Valley Bank

We have audited the accompanying balance sheet of Puyallup Valley Bank as of December 31, 1997 and December 31, 1996, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of Puyallup Valley Bank as of December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


     /s/.....................................................Portland, Oregon
David Christensen............................................January 09, 1998


Except Note 15 dated
August 24, 1998

                        VALLEY COMMUNITY BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

                                                                                  DECEMBER 31,
                                                                          -------------------------
                                                                             1999           1998
                                                                          ----------    -----------
ASSETS
     Cash and due from banks                                              $   5,127      $   5,630
     Interest-bearing deposits with banks                                     9,692         11,270
     Federal funds sold                                                                      2,530
     Securities available-for-sale                                           33,262         31,282
     Securities held-to-maturity                                              1,241          2,335
     Federal Home Loan Bank stock                                               420            355
                                                                          ----------    -----------

                                                                             49,742         53,402

     Loans                                                                   78,634         67,724
     Less allowance for loan losses                                             959            883
                                                                          ----------    -----------

              Loans, net                                                     77,675         66,841

     Accrued interest receivable                                                851            772
     Premises and equipment, net                                              4,717          3,543
     Real estate held for investment                                            224            256
     Other assets                                                               628            515
                                                                          ----------    -----------

              Total assets                                                $ 133,837      $ 125,329
                                                                          ==========    ===========

LIABILITIES
     Deposits
          Noninterest-bearing                                             $  21,349      $  20,806
          Interest-bearing                                                   92,460         89,477
                                                                          ----------    -----------

              Total deposits                                                113,809        110,283

     Other borrowed funds                                                       539            234
     Accrued interest payable                                                   347            340
     Other liabilities                                                          418            394
                                                                          ----------    -----------

              Total liabilities                                             115,113        111,251
                                                                          ----------    -----------

STOCKHOLDERS' EQUITY
     Common stock, par value $1 per share; 5,000,000 shares authorized;
          1,125,561 and 1,014,982 shares issued and outstanding in 1999
          and 1998, respectively                                              1,126          1,015
     Additional paid-in capital                                              16,286         12,642
     Retained earnings                                                        1,569            310
     Accumulated other comprehensive income (loss), net of tax                 (257)           111
                                                                          ----------    -----------

              Total stockholders' equity                                     18,724         14,078
                                                                          ----------    -----------

              Total liabilities and stockholders' equity                  $ 133,837      $ 125,329
                                                                          ==========    ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                        VALLEY COMMUNITY BANCSHARES, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                   (In thousands except for per share amounts)

                                                                            YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------
                                                                          1999          1998          1997
                                                                  -------------   -----------   -----------
INTEREST INCOME
     Interest and fees on loans                                    $     6,247    $    6,121    $    6,007
     Interest on federal funds sold and deposits in banks                  784           972           782
     Securities available-for-sale                                       1,837         1,437         1,188
     Securities held-to-maturity                                            90           164           314
                                                                  -------------   -----------   -----------

            Total interest income                                        8,958         8,694         8,291
                                                                  -------------   -----------   -----------

INTEREST EXPENSE
     Interest on deposits                                                2,955         3,105         3,048
     Interest on federal funds and other short-term borrowings              18            34            31
                                                                  -------------   -----------   -----------

            Total interest expense                                       2,973         3,139         3,079
                                                                  -------------   -----------   -----------

            Net interest income                                          5,985         5,555         5,212

PROVISION FOR LOAN LOSSES                                                   84             9            66
                                                                  -------------   -----------   -----------

            Net interest income after provision for loan losses          5,901         5,546         5,146
                                                                  -------------   -----------   -----------
NONINTEREST INCOME
     Service charges                                                       329           318           315
     Gain on sale of investment securities, net                              1             2            85
     Origination fees on mortgage loans brokered                            47           139            61
     Other operating income                                                212           203           186
                                                                  -------------   -----------   -----------

            Total noninterest income                                       589           662           647
                                                                  -------------   -----------   -----------
NONINTEREST EXPENSE
     Salaries                                                            1,849         1,741         1,552
     Employee benefits                                                     385           340           327
     Occupancy                                                             449           341           334
     Equipment                                                             471           389           358
     Organizational costs                                                                131
     Other operating expenses                                            1,362         1,169         1,033
                                                                  -------------   -----------   -----------

            Total noninterest expense                                    4,516         4,111         3,604
                                                                  -------------   -----------   -----------

INCOME BEFORE INCOME TAX                                                 1,974         2,097         2,189

PROVISION FOR INCOME TAX                                                   580           616           597
                                                                  -------------   -----------   -----------

NET INCOME                                                         $     1,394    $    1,481    $    1,592
                                                                  =============   ===========   ===========
EARNINGS PER SHARE
     Basic                                                         $      1.24    $     1.46    $     1.59
     Diluted                                                       $      1.21    $     1.41    $     1.53
     Weighted average shares outstanding                             1,119,780     1,012,844     1,001,013
     Weighted average diluted shares outstanding                     1,152,576     1,047,745     1,038,599

  The accompanying notes are an integral part of these consolidated financial statements.

                        VALLEY COMMUNITY BANCSHARES, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             (Dollars in thousands)

                                                                                                    Accumulated
                                     Common Stock        Additional                                    Other            Total
                                  ------------------      Paid-In       Comprehensive   Retained    Comprehensive    Stockholders'
                                  Shares      Amount      Capital         Income        Earnings  Income (Loss), net    Equity
                                  ------      ------     ----------     -------------   --------  ------------------ -------------
BALANCE,
    December 31, 1996           906,054     $    906      $  9,561                      $  1,652       $    123         $ 12,242

Net income                                                              $    1,592         1,592                           1,592

Other comprehensive
    income, net of $16 tax
  Unrealized loss
    on securities                                                              (31)                         (31)             (31)
                                                                        -----------

Comprehensive income                                                    $    1,561
                                                                        ===========

Cash dividend                                                                               (457)                           (457)

Stock dividend                   45,132            45           948                         (993)

Common stock exercised
  under stock option plan        13,500            14            76                                                           90
                            ------------   -----------   -----------                    --------  ------------------ -------------

BALANCE,
  December 31, 1997             964,686           965        10,585                        1,794             92           13,436

Net income                                                              $    1,481         1,481                           1,481

Other comprehensive
    income, net of $10 tax
  Unrealized gains
    on securities                                                               19                           19               19
                                                                        -----------

Comprehensive income                                                    $    1,500
                                                                        ===========

Holding company reorganization                                  893                        (893)

Cash dividend                                                                              (871)                           (871)

Stock dividend                   48,043            48         1,153                      (1,201)

Common stock exercised
  under stock option plan         2,253             2            11                                                         13
                            ------------   -----------   -----------                -----------   ------------      -----------

BALANCE,
  December 31, 1998           1,014,982         1,015        12,642                         310            111          14,078

Net income                                                              $    1,394        1,394                          1,394

Other comprehensive
    income, net of $190 tax
  Unrealized loss
    on securities                                                            (368)                       (368)           (368)
                                                                        -----------

Comprehensive income                                                    $   1,026
                                                                        ===========

Common stock issued             106,189           106         3,610                                                      3,716

Cash dividend                                                                             (135)                           (135)

Common stock exercised
  under stock option plan         4,390             5            34                                                         39
                            ------------   -----------   -----------                -----------   ------------      -----------

BALANCE,
  December 31, 1999           1,125,561    $    1,126    $   16,286                   $  1,569       $   (257)        $ 18,724
                            ============   ===========   ===========                ===========   ============      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        VALLEY COMMUNITY BANCSHARES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                                               YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                           1999          1998          1997
                                                                        -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                          $   1,394     $   1,481     $   1,592
     Adjustments to reconcile net income to net cash
            from operating activities
         Provisions for loan losses                                             84             9            66
         Depreciation                                                          415           307           303
         Deferred income tax                                                    (8)          (33)          (49)
         Net amortization on securities                                         70            62            97
         FHLB stock dividends                                                  (29)          (10)
         Gain on sale of securities available-for-sale                          (1)           (2)          (85)
         Loss on sale of premises and equipment                                                              4
         Increase in accrued interest receivable                               (79)         (103)          (38)
         Increase (decrease) in other assets                                    85           (74)          108
         Increase (decrease) in accrued interest payable                         7            21            (1)
         Increase in other liabilities                                          24           188            72
                                                                        -----------   -----------   -----------
            Net cash from operating activities                               1,962         1,846         2,069
                                                                        -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
     Net (increase) decrease in federal funds sold                           2,530          (530)          200
     Net (increase) decrease in interest-bearing deposits with banks         1,578         1,600        (6,411)
     Purchase of securities available-for-sale                             (17,919)      (26,432)      (12,715)
     Proceeds from sales of securities available-for-sale                    1,001         2,377        11,329
     Proceeds from maturities of securities available-for-sale              14,311        13,619         5,060
     Proceeds from maturities of securities held-to-maturity                 1,094         2,562         2,155
     Purchase stock in FHLB                                                    (36)         (345)
     Net increase in loans                                                 (10,918)       (3,110)       (6,223)
     Additions to premises and equipment                                    (1,464)         (796)         (128)
     Additions to real estate held for investment                                             (1)          (24)
     Reduction to real estate held for investment                               32
                                                                        -----------   -----------   -----------
            Net cash from investing activities                              (9,791)      (11,056)       (6,757)
                                                                        -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                3,526        12,133         4,662
     Net increase (decrease) in other borrowed funds                           305          (649)          168
     Cash dividends paid                                                      (135)         (871)         (457)
     Common stock issued                                                     3,591
     Stock options exercised                                                    39            13            90
                                                                        -----------   -----------   -----------
            Net cash from financing activities                               7,326        10,626         4,463
                                                                        -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                            (503)        1,416          (225)

CASH AND DUE FROM BANKS, beginning of year                                   5,630         4,214         4,439
                                                                        -----------   -----------   -----------

CASH AND DUE FROM BANKS, end of year                                     $   5,127     $   5,630     $   4,214
                                                                        ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash payments for
         Interest                                                        $   2,966     $   3,118     $   3,080
                                                                        ===========   ===========   ===========

         Income taxes                                                    $     563     $     655     $     642
                                                                        ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
     Unrealized gains (losses) on securities available-for-sale          $    (558)    $      29     $     (46)
                                                                        ===========   ===========   ===========

     Common stock issued for land                                        $     125
                                                                        ===========   ===========   ===========
     Deferred tax on unrealized gains (losses) on securities
         available-for-sale                                              $     189     $      10     $     (15)
                                                                        ===========   ===========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Valley Community Bancshares, Inc. (the Company) and its wholly-owned subsidiaries Puyallup Valley Bank and Valley Bank (collectively, the "Bank"). All significant intercompany transactions and balances have been eliminated in consolidation.

         DESCRIPTION OF BUSINESS - The Company is a Washington State bank holding company headquartered in Puyallup, Washington. The Company was organized as a holding company for its principal bank subsidiary, Puyallup Valley Bank, through a reorganization completed on July 1, 1998. The Company conducts its business primarily through the Bank. The Company recently became a multi-bank holding company by assisting in the formation of Valley Bank, a wholly-owned subsidiary of the Company, beginning January 11, 1999.

         The Company's main office is located in Puyallup, Washington, which also serves as the main office of Puyallup Valley Bank. Valley Bank is located in Auburn, Washington. The Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through banking offices located in Puyallup and Auburn, Washington, and their environs.

         USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions and estimates affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. They also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

         INTEREST-BEARING DEPOSITS WITH BANKS - Interest-bearing deposits with banks include interest-bearing deposits at the Federal Home Loan Bank and certificates of deposit in financial institutions located throughout the United States. All certificates of deposit are under the FDIC insurance limit.

         INVESTMENT SECURITIES - Investment securities are classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

         Investment securities categorized as available-for-sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

         Premiums and discounts are recognized in interest income using the interest method over the period to maturity. The Company had no trading securities at December 31, 1999 and 1998.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         FEDERAL HOME LOAN BANK STOCK - The Company's investment in Federal Home Loan Bank (the FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding FHLB advances. The Company may request redemption at par value of any stock in excess of the amount the Company is required to hold. Stock redemptions are at the discretion of the FHLB.

         LOANS - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off are reported at their outstanding principal, are adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan, or the fair market value of the loan's collateral.

         ALLOWANCE FOR LOAN LOSS - The allowance for loan loss is management's best estimate of loan losses incurred at the balance sheet date. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries), and established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, commitments to extend credit and standby letters of credit based on evaluations of collectability and prior loss experience of loans, commitments to extend credit and standby letters of credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, standby letters of credit and current economic conditions that may affect the borrowers' ability to pay.

         A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the estimated losses on loans and foreclosed assets held for sale, management obtains independent appraisals for significant properties.

         The majority of the Company's loan portfolio consists of commercial loans and single-family residential loans secured by real estate in the Puyallup and Pierce County areas and also in the Auburn and King County area. Real estate prices in this market are stable at this time. However, the ultimate collectability of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

         While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.


        Management determines the amount of the allowance for loan losses by utilizing a loan grading system to determine risk in the loan portfolio and by considering the results of credit reviews. The loan portfolio is separated by quality and then by loan type. Loans of acceptable quality are evaluated as a group, by loan type, with a specific loss rate assigned to the total loans in each type, but unallocated to any individual loan. Conversely, each adversely classified loan is individually analyzed, to determine an estimated loss amount. A valuation allowance is also assigned to these adversely classified loans, but at a higher loss rate due to the greater risk of loss. For those loans where the loss is greater than the background percentage, the estimated loss amount is considered specifically allocated to the allowance.

         Although management has allocated a portion of the allowance to the loan categories using the method described above, the adequacy of the allowance must be considered as a whole. To mitigate the imprecision in most estimates of expected loan losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion includes management's judgmental determination of the amounts necessary for qualitative factors such as the consideration of new products and policies, economic conditions, concentrations of credit risk, and the experience and abilities of lending personnel. Loan concentrations, quality, terms and basic underlying assumptions remained substantially unchanged during the period.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated amortization and depreciation. Leasehold improvements are amortized on a straight-line basis over the lives of the respective leases. Depreciation is computed on the straight-line method over the following estimated useful lives:

         Building and improvements                       10 - 40 years
         Furniture, fixtures and equipment                3 - 10 years

         REAL ESTATE HELD FOR INVESTMENT - Real estate held for investment is property that was acquired for resale. The property is recorded at the lower of cost or fair value and is periodically evaluated to determine that the carrying value does not exceed the fair value of the property. The amount the Company will ultimately recover may differ from the carrying value of the asset because of future market factors beyond the Company's control.

         INCOME TAX - The Company records its provision for income taxes using the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         RESTRICTED ASSETS - Federal Reserve Board Regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The amounts of such balances on deposit were approximately $868,000 and $874,000 at December 31, 1999 and 1998, respectively.

         STOCK OPTION PLAN - The Company recognizes the financial effects of stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Stock options are issued at a price that approximates the fair value of the Bank's stock as of the grant date. Under APB 25, options issued in this manner do not result in the recognition of employee compensation in the Company's financial statements.

         FINANCIAL INSTRUMENTS - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

         EARNINGS PER SHARE - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. Diluted earnings per share amounts are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

         ADVERTISING COSTS - The Company expenses advertising costs as they are incurred and are not considered to be material.

         IMPACT OF NEW ACCOUNTING ISSUES - In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 137 entitled ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF SFAS STATEMENT NO.133. The statement amends SFAS No. 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management does not believe the adoption of this statement will have a material effect on its financial condition or results of operation.

NOTE 2 - INVESTMENT SECURITIES

         Investment securities have been classified according to management's intent. The carrying amount of securities and their estimated fair values are as follows (in thousands):


     DECEMBER 31, 1999

     SECURITIES AVAILABLE-FOR-SALE                                           Gross          Gross
                                                             Amortized     Unrealized     Unrealized         Fair
                                                               Cost          Gains          Losses          Value
                                                            -----------    -----------    ----------    -----------
     U.S. Treasury and U.S. Government
           corporations and agencies                        $   18,630     $       23     $     224     $   18,429
     State and political subdivisions                            4,233              7            39          4,201
     Mortgage-backed securities                                  9,269             14           132          9,151
     Other                                                       1,520                           39          1,481
                                                            -----------    -----------    ----------    -----------

                                                                33,652             44           434         33,262
                                                            -----------    -----------    ----------    -----------
     SECURITIES HELD-TO-MATURITY

     U.S. Treasury and U.S. Government
           corporations and agencies                               321              2                          323
     State and political subdivisions                              920              4                          924
                                                            -------------------------------------------------------

                                                                 1,241              6                        1,247
                                                            -----------    -----------    ----------    -----------

                                                            $   34,893     $       50     $     434     $   34,509
                                                            ===========    ===========    ==========    ===========

     DECEMBER 31, 1998

     SECURITIES AVAILABLE-FOR-SALE                                           Gross          Gross
                                                             Amortized     Unrealized     Unrealized         Fair
                                                               Cost          Gains          Losses          Value
                                                            -----------    -----------    ----------    -----------
     U.S. Treasury and U.S. Government
           corporations and agencies                        $   15,867     $       92     $      60     $   15,899
     State and political subdivisions                            4,658             85             2          4,741
     Mortgage-backed securities                                 10,056             65             7         10,114
     Other                                                         533                            5            528
                                                            -----------    -----------    ----------    -----------

                                                                31,114            242            74         31,282
                                                            -----------    -----------    ----------    -----------
     SECURITIES HELD-TO-MATURITY

     U.S. Treasury and U.S. Government
           corporations and agencies                               436              2                          438
     State and political subdivisions                            1,899             25                        1,924
                                                            -------------------------------------------------------

                                                                 2,335             27                        2,362
                                                            -----------    -----------    ----------    -----------

                                                            $   33,449     $      269     $      74     $   33,644
                                                            ===========    ===========    ==========    ===========


         The amortized cost and estimated market value of securities available-for-sale and securities held-to-maturity, at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                          Available-For-Sale             Held-to-Maturity
                                                       --------------------------    -------------------------
                                                                       Estimated                    Estimated
                                                        Amortized        Fair       Amortized         Fair
                                                          Cost          Value          Cost          Value
                                                       -----------    -----------    ----------    -----------

     Due in one year or less                           $    7,099     $    7,054     $     885     $      889
     Due from one to five years                            22,698         22,362            35             35
     Due from five to ten years                               913            880
     Due after ten years                                    2,942          2,966           321            323
                                                       -----------    -----------    ----------    -----------

                    Totals                             $   33,652     $   33,262     $   1,241     $    1,247
                                                       ===========    ===========    ==========    ===========




         Proceeds from sales of available-for-sale investment securities were $1,001,000, $2,377,000 and $11,329,000 in 1999, 1998 and 1997, respectively.

         Gross gains from the sales of available-for-sale investment securities were $1,000, $5,000 and $87,000 in 1999, 1998 and 1997, respectively. The
Company incurred gross losses of $0 in 1999, $3,000 in 1998, and $2,000 in 1997.

         Investments in State and political subdivisions represent purchases of municipal bonds located in Washington State. Investments in corporate debt obligations are made in companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Company's investment policy.

         Investment securities with a book value of $3,864,000 and $2,370,000 at 1999 and 1998, respectively, have been pledged to secure public deposits, as required by law, and other purposes. The estimated fair value of these pledged securities is $3,829,000 and $2,370,000 at December 31, 1999 and 1998,
respectively.

NOTE 3 - LOANS

         The major classifications of loans at December 31 are summarized as follows (dollars in thousands):


                                                                        1999           1998
                                                                    -----------    -----------
     Real Estate
            Construction                                            $    7,384     $    4,890
            Mortgage                                                    15,867         13,788
            Commercial                                                  40,257         34,696
     Commercial                                                         12,892         12,496
     Consumer and other                                                  1,860          1,854
     Lease                                                                 377
                                                                    -----------    -----------

                                                                        78,637         67,724
     Less deferred loan fees, net                                           (3)
                                                                    -----------    -----------

                                                                    $   78,634     $   67,724
                                                                    ===========    ===========

         Contractual maturities of loans as of December 31, 1999 are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

                                            Within 1 Year    1 - 5 Years    After 5 Years       Total
                                            -------------   -------------   -------------   -----------
     Commercial                             $    8,859       $    3,219     $      814       $ 12,892
     Real Estate, commercial                     6,575           33,538            141         40,254
     Real Estate, construction                   6,863              521                         7,384
     Real Estate, mortgage                       2,665           12,096          1,106         15,867
     Consumer and other                            724              933            203          1,860
     Lease                                          69              308                           377
                                            -------------   -------------   -------------   -----------

                                            $   25,755       $   50,615     $    2,264       $ 78,634
                                            =============   =============   =============   ===========

                                                                1 - 5           After
                                                                Years          5 Years
                                                            -------------   -------------
     Loans maturing after one year with:
     Fixed rates                                             $   44,169     $      864
     Variable rates                                               6,446          1,400
                                                            -------------   -------------

                                                             $   50,615     $    2,264
                                                            =============   =============

         At December 31, 1999 and 1998, the Company had no loans that were specifically classified as impaired and therefore, no allocation of the allowance for possible credit losses was considered necessary at December 31, 1999 and 1998.

         The effects of troubled debt restructurings are not considered material to the Company's financial position and results of operations.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses are summarized as follows (dollars in thousands):

                                                         1999           1998           1997
                                                      -----------    -----------    -----------
       Balance, beginning of year                      $     883      $     840      $     776
       Provision for loan losses                              84              9             66
       Additions from recoveries                                             45
       Loans charged off                                      (8)           (11)            (2)
                                                      -----------    -----------    -----------

       Balance, end of year                            $     959      $     883      $     840
                                                      ===========    ===========    ===========

NOTE 5 - PREMISES AND EQUIPMENT

         Premises and equipment at December 31 consisted of the following (dollars in thousands):

                                                               1999           1998
                                                           -----------    -----------
     Equipment, furniture and fixtures                      $   3,205      $   2,644
     Land and buildings                                         3,748          3,695
     Construction in progress                                     950
                                                           -----------    -----------

                                                                7,903          6,339
     Less: accumulated depreciation                            (3,186)        (2,796)
                                                           -----------    -----------

                                                            $   4,717      $   3,543
                                                           ===========    ===========

         Depreciation expense on premises and equipment totaled $415,000 in 1999, $307,000 in 1998, and $303,000 in 1997.

         The Company began construction on the future headquarters of Valley Bank. Estimated cost to complete construction in progress at December 31, 1999 is $1,050,000.

NOTE 6 - DEPOSITS

Interest-bearing deposits at December 31 consisted of the following (dollars in thousands):

                                                     1999           1998
                                                 -----------    -----------
     Demand accounts                              $   15,926     $   16,185
     Money market accounts                            28,603         29,040
     Savings accounts                                 12,002         12,101
     Certificates of deposit over $100,000            14,555         10,874
     Other certificates of deposit                    21,374         21,277
                                                 -----------    -----------

                                                 $   92,460     $   89,477
                                                 ===========    ===========

         At December 31, 1999, the scheduled maturities of certificates of deposit are as follows (dollars in thousands):

                              2000                              $   34,289
                              2001                                   1,339
                              2002                                     265
                              2003                                      36
                                                                -----------

                                                                $   35,929
                                                                ===========

NOTE 7 - CREDIT ARRANGEMENTS

         The Banks are members of the Federal Home Loan Bank of Seattle. As a member, Puyallup Valley Bank has a committed line of credit up to 10 percent of total assets. Valley Bank's credit line is on a case-by-case basis. Borrowings generally provide for interest at the then current published rates.

There were no borrowings outstanding at December 31, 1999 or 1998.

         At December 31, 1999, committed line of credit agreements totaling approximately $6,750,000 were available to the Company from unaffiliated banks with maturities that range from April 2000 to June 2000. Such lines generally provide for interest at the then existing federal funds rate. There were no borrowings outstanding under these credit arrangements at December 31, 1999 and 1998.

NOTE 8 - INCOME TAXES

         The components of the provision for federal income tax expense for the years ended December 31, are as follows (dollars in thousands):

                                       1999           1998          1997
                                   -----------    -----------    ----------
     Current                        $     588      $     649      $    646
     Deferred                              (8)           (33)          (49)
                                   -----------    -----------    ----------

                                    $     580      $     616      $    597
                                   ===========    ===========    ==========


         A reconciliation of the effective income tax rate with the federal statutory rate is as follows (dollars in thousands):

                                             1999                         1998                          1997
                                  --------------------------   --------------------------    -------------------------
                                     Amount         Rate          Amount         Rate           Amount         Rate
                                  -----------    -----------   -----------    -----------    -----------    ----------
     Federal income tax at
          statutory rates         $      671            34%     $     713            34%      $     744           34%

     Effect of tax-exempt
          interest income                (96)           (5)%         (108)           (5)%          (136)          (6)%
     Other                                 5                           11                           (11)          (1)%
                                  -----------    -----------   -----------    -----------    -----------    ----------
                                  $      580            29%     $     616            29%      $     597           27%
                                  ===========    ===========   ===========    ===========    ===========    ==========

         The following are the significant components of deferred tax assets and liabilities at December 31 (dollars in thousands):

                                                                                1999           1998
                                                                            -----------    -----------
     Deferred tax assets
          Allowance for loan losses                                          $     270      $     232
          Unrealized loss on securities available-for-sale                         132
          Deferred compensation                                                     36
          Other                                                                     31             73
                                                                            -----------    -----------

                                                                                   469            305
                                                                            -----------    -----------
     Deferred tax liabilities
          Accumulated depreciation                                                  32             70
          Unrealized gain on securities available-for-sale                                         57
          Other                                                                     65              3
                                                                            -----------    -----------

                                                                                    97            130
                                                                            -----------    -----------

     Net deferred tax asset                                                  $     372      $     175
                                                                            ===========    ===========



         The Bank believes, based on available information, all deferred assets will be realized in the normal course of business, therefore, these assets have not been reduced by a valuation allowance.

NOTE 9 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

         In January 1998 and 1997, the Company distributed, 48,043 shares and 45,132 shares, respectively, of common stock in connection with 5 percent stock dividends. All references in the accompanying consolidated financial statements to the average number of shares of common stock and per share amounts have been restated to reflect these stock dividends.

         The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company meets all capital adequacy requirements to which it is subject.

         As of November 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Company's actual capital amounts and ratios are also presented in the table (dollars in thousands):


                                         Actual
                                 ------------------------
AS OF DECEMBER 31, 1999:           Amount       Ratio
                                 ----------    ----------
Total Capital
 (to Risk-Weighted Assets)
          Consolidated           $ 19,940         21.7%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 13,867         16.3%    GREATER THAN OR EQUAL TO
          Valley Bank            $  3,962         68.0%    GREATER THAN OR EQUAL TO

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated           $ 18,981         20.6%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 12,970         15.2%    GREATER THAN OR EQUAL TO
          Valley Bank            $  3,900         66.9%    GREATER THAN OR EQUAL TO

Tier I Capital
     (to Average Assets)
          Consolidated           $ 18,981         13.8%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 12,970         10.0%    GREATER THAN OR EQUAL TO
          Valley Bank            $  3,900         53.4%    GREATER THAN OR EQUAL TO


AS OF DECEMBER 31, 1998:

Total Capital
     (to Risk-Weighted Assets)
          Consolidated           $ 14,850         19.2%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 13,233         17.1%    GREATER THAN OR EQUAL TO

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated           $ 13,967         18.0%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 12,350         16.0%    GREATER THAN OR EQUAL TO

Tier I Capital
     (to Average Assets)
          Consolidated           $ 13,967         11.0%    GREATER THAN OR EQUAL TO
          Puyallup Valley Bank   $ 12,350          9.8%    GREATER THAN OR EQUAL TO


                                                    For Capital
                                                 Adequacy Purposes
                                -----------------------------------------------------
AS OF DECEMBER 31, 1999:         Amount                                     Ratio
                                ----------                               ------------
Total Capital
 (to Risk-Weighted Assets)
          Consolidated               7,357   GREATER THAN OR EQUAL TO    8.0%   GREATER THAN OR EQUAL TO
          Puyallup Valley Bank       6,814   GREATER THAN OR EQUAL TO    8.0%   GREATER THAN OR EQUAL TO
          Valley Bank                  466   GREATER THAN OR EQUAL TO    8.0%   GREATER THAN OR EQUAL TO

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated               3,678   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Puyallup Valley Bank       3,407   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Valley Bank                  233   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO

Tier I Capital
     (to Average Assets)
          Consolidated               5,522   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Puyallup Valley Bank       5,194   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Valley Bank                  292   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO


AS OF DECEMBER 31, 1998:

Total Capital
     (to Risk-Weighted Assets)
          Consolidated               6,198   GREATER THAN OR EQUAL TO  8.0%
         Puyallup Valley Bank        6,187   GREATER THAN OR EQUAL TO  8.%

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated               3,099   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Puyallup Valley Bank       3,093   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO

Tier I Capital
     (to Average Assets)
          Consolidated               5,065   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO
          Puyallup Valley Bank       5,061   GREATER THAN OR EQUAL TO    4.0%   GREATER THAN OR EQUAL TO

                                                  To Be Well
                                               Capitalized Under
                                               Prompt Corrective
                                               Action Provisions
                                 -----------------------------------------------
AS OF DECEMBER 31, 1999:          Amount                                 Ratio
                                 ---------                            ----------
Total Capital
 (to Risk-Weighted Assets)
          Consolidated              9,196   GREATER THAN OR EQUAL TO   10.0%
          Puyallup Valley Bank      8,518   GREATER THAN OR EQUAL TO   10.0%
          Valley Bank                 583   GREATER THAN OR EQUAL TO   10.0%

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated              5,518   GREATER THAN OR EQUAL TO   6.0%
          Puyallup Valley Bank      5,111   GREATER THAN OR EQUAL TO   6.0%
          Valley Bank                 350   GREATER THAN OR EQUAL TO   6.0%

Tier I Capital
     (to Average Assets)
          Consolidated              6,903   GREATER THAN OR EQUAL TO   5.0%
          Puyallup Valley Bank      6,492   GREATER THAN OR EQUAL TO   5.0%
          Valley Bank                 365   GREATER THAN OR EQUAL TO   5.0%


AS OF DECEMBER 31, 1998:

Total Capital
     (to Risk-Weighted Assets)
          Consolidated              7,747   GREATER THAN OR EQUAL TO  10.0%
          Puyallup Valley Bank      7,733   GREATER THAN OR EQUAL TO  10.0%

Tier I Capital
     (to Risk-Weighted Assets)
          Consolidated          $   4,648   GREATER THAN OR EQUAL TO   6.0%
          Puyallup Valley Bank  $   4,640   GREATER THAN OR EQUAL TO   6.0%

Tier I Capital
     (to Average Assets)
          Consolidated          $   6,331   GREATER THAN OR EQUAL TO   5.0%
          Puyallup Valley Bank  $   6,326   GREATER THAN OR EQUAL TO   5.0%

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

         (a) FINANCIAL INSTRUMENTS - The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

         The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of commitments at December 31 is as follows (dollars in thousands):

                                          1999           1998
                                      ------------   ------------
Commitments to extend credit           $   13,910    $     8,513
Standby letters of credit                     343            391
                                      ------------   ------------

                                       $   14,253    $     8,904
                                      ============   ============


         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's experience has been that approximately 75% of loan commitments are drawn upon by customers. While approximately all of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing properties.

         Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Company deemed necessary.

         (b) OPERATING LEASE COMMITMENTS - The Company leases its operating facilities under agreements which expire between 2000 and 2004. The agreements require the Company to pay certain operating expenses. The approximate annual commitment for rental space under these operating leases is summarized as follows (dollars in thousands):

                        Year Ending
                        December 31,
                        ------------
                              2000             $      102
                              2001                     93
                              2002                     65
                              2003                     27
                                              ------------

                                               $      287
                                              ============

         Rental expense charged to operations was $109,000, $74,000 and $75,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 11 - RELATED PARTY TRANSACTIONS

         Certain directors, executive officers, principal stockholders and companies in which they have a beneficial interest, are loan customers of the Company. All loans and loan commitments were made in compliance with applicable laws and regulations on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present any other unfavorable features.

         Such loans had aggregate balances and activity during 1999, 1998 and 1997 as follows (dollars in thousands):

                                                      1999           1998            1997
                                                  ------------    -----------    -----------
      Balance, beginning of year                 $      550      $     500      $     435
      New loans or advances                           2,378             50          2,165
      Repayments                                       (789)                       (2,100)
                                                  ------------    -----------    -----------

      Balance, end of year                       $    2,139      $     550      $     500
                                                  ============    ===========    ===========




         Deposits from related parties totaled approximately $5,175,000 and $4,677,000 at December 31, 1999 and 1998, respectively.

NOTE 12 - EMPLOYEE BENEFITS

         The Company has a 401(k) defined contribution plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan, adopted in January 1987, are at the discretion of the Company's Board of Directors. Eligible employees can contribute up to 12% of compensation. The Company made no contributions to the plan in 1999, 1998 or 1997.

         The Company also has a noncontributory profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of the Company's Board of Directors, and totaled $84,000, $94,000 and $96,000 in 1999, 1998 and 1997, respectively.

NOTE 13 - STOCK OPTION PLAN

         The Company has a qualified incentive stock option plan that provides for the awarding of stock options to certain officers and employees of the Company. The awarding of stock options is at the discretion of the Board of Directors. Options granted under the plan vest under a schedule determined by the Board of Directors and expire ten years from the date of the grant. The exercise price of all options granted under the plan is equal to the fair value of the common stock on the date of the grant. Average exercise price per share, number of shares authorized, available for grant, granted, exercised, outstanding and currently exercisable reflect the dilutive effect of stock dividends and stock splits.

         Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The pro forma recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Pro forma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period.

         For the most part, variables and assumptions are used in the model. For the periods 1999, 1998 and 1997, respectively, the risk-free interest rate is 5.75%, 5.75% and 5.90%, the dividend yield rate is 1.4%, 1.7% and 1.9%, the price volatility is not meaningful, and the weighted average expected life of the options has been measured at 7 years.

         The fair value of options issued in 1999 and 1998 were estimated at $24,000 and $21,000, respectively. The remaining unrecognized compensation for fair value of stock options was approximately $25,000 as of December 31, 1999.

         Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted, that are recognized in pro forma earnings, is shown below:


      In thousands, except for per share amounts           1999            1998            1997
      ------------------------------------------       -----------     -----------     -----------
      Pro forma disclosures
         Net income as reported                         $   1,394       $   1,481       $   1,592
         Additional compensation for fair value of
           stock options                                       (3)             (2)
                                                       -----------     -----------     -----------

         Pro forma net income                           $   1,391       $   1,479       $   1,592
                                                       ===========     ===========     ===========

         Earnings per share
           Basic
              As reported                               $    1.24       $    1.46       $    1.59
                                                       ===========     ===========     ===========
              Pro forma                                 $    1.24       $    1.46       $    1.59
                                                       ===========     ===========     ===========
           Diluted
              As reported                               $    1.21       $    1.41       $    1.53
                                                       ===========     ===========     ===========
              Pro forma                                 $    1.21       $    1.41       $    1.53
                                                       ===========     ===========     ===========

         Information with respect to option transactions is summarized as follows:

                                                       Average
                                                       Exercise        Currently       Options
                                      Authorized        Price          Exercised     Outstanding    Exercisable
                                      -----------     -----------     -----------    -----------    -----------
Balance, December 31, 1996               159,070       $    9.45          89,134         65,634         27,558

      Granted                                              25.00                          5,000
      Exercised                                             6.70          13,500        (13,500)       (13,500)
      Expired and forfeitures                              19.05                         (5,250)
      Vested                                                                                            24,130
                                      -----------     -----------     -----------    -----------    -----------
Balance, December 31, 1997               159,070           10.69         102,634         51,884         38,188

      1998 Option plan                   100,000
      Granted                                              33.00                         13,750
      Exercised                                             5.99           2,253         (2,253)        (2,253)
                                      -----------     -----------     -----------    -----------    -----------
Balance, December 31, 1998               259,070           15.70         104,887         63,381         35,935

      Granted                                              35.00                         14,500
      Exercised                                             8.68           4,390         (4,390)        (4,390)
      Expired and forfeitures                              34.14                         (8,750)
      Vested                                                                                             5,464
                                      -----------     -----------     -----------    -----------    -----------
Balance, December 31, 1999               259,070       $   18.00         109,277         64,741         37,009
                                      ===========     ===========     ===========    ===========    ===========



         Additional financial data pertaining to outstanding stock options is as follows:

                                       Weighted Average                                        Weighted Average
                                           Remaining      Weighted Average       Number        Exercise Price of
      Range of          Number of         Contractual     Exercise Price of    Exercisable        Exercisable
  Exercise Prices     Option Shares     Life (In Years)     Option Shares     Option Shares      Option Shares
 -----------------   ---------------   -----------------  ----------------   ---------------   -----------------
            $5.42            8,027               0.27              $5.42             8,027                $5.42
   $9.70 - $12.36           30,806               3.16             $10.27            28,982               $10.14
           $15.54            1,158               5.46             $15.54                 -                  -
           $23.81            5,250               7.89              $5.25                 -                  -
              $25            2,000               8.22             $25.00                 -                  -
              $35           17,500               9.26             $35.00                 -                  -

NOTE 14 - EARNINGS PER SHARE

         The numerators and denominators of basic and fully diluted earnings per share are as follows:


      In thousands, except for per share amounts           1999            1998            1997
      ------------------------------------------       ------------    ------------    ------------
      Net income (numerator)                            $    1,394      $    1,481      $    1,592
                                                       ============    ============    ============

      Shares used in the calculation (denominator)
           Weighted average shares outstanding           1,119,780       1,012,844       1,001,013
           Effect of dilutive stock options                 32,796          34,901          37,586
           Fully diluted shares                          1,152,576       1,047,745       1,038,599
                                                       ============    ============    ============

      Basic earnings per share                               $1.24           $1.46           $1.59
                                                       ============    ============    ============

      Fully diluted earnings per share                       $1.21           $1.41           $1.53
                                                       ============    ============    ============

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of commitments to customers is not considered material since they are for relatively short periods of time and subject to customary credit terms. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         (a) CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH BANKS, OTHER BORROWED FUNDS AND FEDERAL FUNDS SOLD - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

         (b) SECURITIES - For securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

         (c) LOANS - The fair value of loans generally is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For certain homogeneous categories of loans, such as Small Business Administration guaranteed loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

         (d) DEPOSITS - The fair value of demand deposits, savings accounts and certain money market deposits, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

         (e) LIMITATIONS - The fair value estimates presented herein are based on pertinent information available to management as of the applicable date.

         The estimated fair values of the Company's financial instruments at December 31, are as follows (dollars in thousands):

                                                            1999                             1998
                                                 ----------------------------     --------------------------
                                                   Carrying          Fair           Carrying        Fair
                                                    Amount           Value           Amount         Value
                                                 ------------     -----------     ------------   -----------
      Financial Assets:
         Cash and due from banks, interest-
           bearing deposits with banks,
           and federal funds sold                 $   14,819       $   14,819      $   19,430    $   19,430
         Securities                               $   34,503       $   34,509      $   33,617    $   33,644
         Federal Home Loan Bank stock             $      420       $      420      $      355    $      355
         Loans                                    $   78,634       $   77,667      $   67,724    $   68,408
      Financial Liabilities:
         Deposits                                 $  113,809       $  113,725      $  110,283    $  110,339
         Other borrowed funds                     $      539       $      539      $      234    $      234


NOTE 16 - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

         Condensed balance sheet at December 31, 1999 and 1998 (dollars in thousands):

                                                                        1999               1998
                                                                  --------------    ---------------
ASSETS
      Cash and due from bank                                       $      1,131      $       1,592
      Investment in Banks                                                16,613             12,461
      Other assets                                                          980                145
                                                                  --------------    ---------------
          Total assets                                             $     18,724      $      14,198
                                                                  ==============    ===============
LIABILITIES
      Accounts payable                                                               $         120
                                                                                    ---------------
          Total liabilities                                                                    120
                                                                                    ---------------
TOTAL STOCKHOLDERS' EQUITY                                         $     18,724             14,078
                                                                  --------------    ---------------
          Total liabilities and stockholders' equity               $     18,724      $      14,198
                                                                  ==============    ===============

         Condensed statement of income for the year ended December 31, 1999 and for the period from inception (July 1, 1998) to December 31, 1998 (dollars in thousands):

                                                                       1999            1998
                                                                  --------------  --------------
INCOME
   Dividend from Bank                                              $        900    $      2,075
   Other income                                                              27
                                                                  --------------  --------------
         Total income                                                       927           2,075
                                                                  --------------  --------------
EXPENSES
   Other expenses                                                            15             131
                                                                  --------------  --------------
         Total expenses                                                      15             131
                                                                  --------------  --------------
NET INCOME BEFORE FEDERAL INCOME TAX AND
   EQUITY IN UNDISTRIBUTED INCOME OF BANK                                   912           1,944

INCOME TAX                                                                  (13)             44
                                                                  --------------  --------------

NET INCOME BEFORE EQUITY IN UNDISTRIBUTED
   INCOME OF BANK                                                           899           1,988

EQUITY IN UNDISTRIBUTED INCOME OF BANK                                      495
DISTRIBUTIONS RECEIVED IN EXCESS OF BANK INCOME                                          (1,294)
                                                                  --------------  --------------

NET INCOME                                                         $      1,394    $        694
                                                                  ==============  ==============

         Condensed statement of cash flows for the year ended December 31, 1999 and for the period from inception (July 1, 1998) to December 31, 1998 (dollars in thousands):

                                                                           1999            1998
                                                                      --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                          $      1,394    $        694
   Adjustments to reconcile net income to net cash
           from operating activities
      Distributions received in excess of subsidiary bank income               (495)          1,294
      Other operating activities                                                (54)             26
                                                                      --------------  --------------
           Net cash from operating activities                                   845           2,014
                                                                      --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of real estate                                                     (776)            (50)
   Investment in Valley Bank                                                 (4,025)
                                                                      --------------  --------------
           Net cash from investing activities                                (4,801)            (50)

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of Common Stock                                                       3,630              13
   Dividend                                                                    (135)           (385)
                                                                      --------------  --------------

           Net cash from financing activities                                 3,495            (372)

NET INCREASE (DECREASE) IN CASH                                                (461)          1,592

CASH, beginning of year                                                       1,592
                                                                      --------------  --------------
CASH, end of year                                                      $      1,131     $     1,592
                                                                      ==============  ==============

NOTE 17 - SUBSEQUENT EVENT

         (a) DIVIDENDS - On January 26, 2000, the Board of Directors of the Company declared a cash dividend of $.50 per share. The dividend was paid during February 2000 to those shareholders of record on December 31, 1999. The dividend was approximately $563,000.

VALLEY COMMUNITY BANCSHARES, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(unaudited)
(dollars in Thousands)


                                                                                March 31,        December 31,
                                                                            ----------------- ---------------
                                                                                  2000               1999
                                                                            ----------------- ---------------
ASSETS
    Cash and due from banks                                                  $        5,359    $       5,127
    Interest-bearing deposits with banks                                               6,991           9,692
    Federal funds sold
    Securities available-for-sale                                                     31,910          33,262
    Securities held-to-maturity                                                        1,214           1,241
    Federal Home Loan Bank stock                                                         426             420
                                                                            ----------------- ---------------

                                                                                      45,900          49,742

    Loans                                                                             83,932          78,634
    Less allowance for loan losses                                                       986             959
                                                                            ----------------- ---------------

           Loans, net                                                                 82,946          77,675

    Accrued interest receivable                                                          786             851
    Premises and equipment, net                                                        4,935           4,717
    Real estate held for investment                                                      224             224
    Other assets                                                                         708             628
                                                                            ----------------- ---------------

           Total assets                                                      $       135,499   $      133,837
                                                                            ================= ===============

LIABILITIES
    Deposits
       Noninterest-bearing                                                   $        22,831   $      21,349
       Interest-bearing                                                               92,727          92,460
                                                                            ----------------- ---------------

           Total deposits                                                            115,558         113,809

    Other borrowed funds                                                                 510             539
    Accrued interest payable                                                             422             347
    Other liabilities                                                                    550             418
                                                                            ----------------- ---------------

           Total liabilities                                                         117,040         115,113
                                                                            ----------------- ---------------

STOCKHOLDERS' EQUITY

    Common stock, par value $1 per share; 5,000,000 shares authorized;
       1,125,561 shares issued and outstanding in 2000 and 1999                        1,126           1,126
    Additional paid-in capital                                                        16,286          16,286
    Retained earnings                                                                  1,383           1,569
    Accumulated other comprehensive income (loss), net of tax                          (336)           (257)
                                                                            ----------------- ---------------

           Total stockholders' equity                                                 18,459          18,724
                                                                            ----------------- ---------------

           Total liabilities and stockholders' equity                        $       135,499   $      133,837
                                                                            ================= ===============

     The accompanying notes are an integral part of these financial statements.

VALLEY COMMUNITY BANCSHARES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
(dollars in thousands, except for share amounts)


                                                                                        Accumulated
                                        Common Stock       Additional                      Other              Total
                                   -----------------------   Paid-In     Retained      Comprehensive      Stockholders'
                                      Shares     Amount      Capital     Earnings    Income (Loss), net      Equity
                                   ------------ ---------  ----------- ------------  ------------------- -------------
Balance at December 31, 1999          1,125,561   $ 1,126     $ 16,286      $ 1,569             $ (257)      $ 18,724

Net income                                                                      377                               377

Unrealized loss on securities                                                                      (79)          (79)

Common stock issued                                                                                                -

Cash dividend                                                                 (563)                             (563)

                                   ------------ ---------  ----------- ------------  ------------------- -------------
Balance at Merck 31, 2000             1,125,561   $ 1,126     $ 16,286      $ 1,383             $ (336)      $ 18,459
                                   ============ ========== =========== ============  =================== =============



COMPREHENSIVE INCOME                                          Three Months Ended
                                                                  March 31,
                                                           -------------------------
                                                                2000         1999
                                                           -------------- ----------
Net income, as reported                                     $     377      $   284

Increase (decrease) in unrealized loss on
securities
    Available for sale, net of tax of $(41),
    and  $(27) respectively.                                      (79)         (54)
                                                           -------------- ----------

    Comprehensive income                                    $     298      $   230
                                                           ============== ==========

     The accompanying notes are an integral part of these financial statements.

VALLEY COMMUNITY BANCSHARES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(unaudited)
(dollars in thousands, except for per share amounts)


                                                                          Three Months Ended
                                                                              March 31,
                                                                   ---------------------------------
                                                                           2000            1999
                                                                   ------------------ --------------
INTEREST INCOME
    Interest and fees on loans                                       $        1,812     $     1,474
    Interest on federal funds sold and deposits in banks                        103             215
    Interest on securities                                                      485             445
                                                                   ------------------ --------------
            Total interest income                                             2,400           2,134
                                                                   ------------------ --------------

INTEREST EXPENSE
    Interest on deposits                                                        768             726
    Interest on federal funds and other short-term borrowings                     5               4
                                                                   ------------------ --------------
            Total interest expense                                              773             730
                                                                   ------------------ --------------

            Net interest income                                               1,627           1,404
PROVISION FOR LOAN LOSSES                                                        27              15
                                                                   ------------------ --------------

            Net interest income after provision
                for loan losses                                               1,600           1,389
                                                                   ------------------ --------------

NONINTEREST INCOME
    Service charges                                                              74              80
    Origination fees on mortgage loans brokered                                   3              23
    Other operating income                                                       65              51
                                                                   ------------------ --------------
            Total noninterest income                                            142             154
                                                                   ------------------ --------------

NONINTEREST EXPENSE
    Salaries                                                                    494             454
    Employee benefits                                                           117             106
    Occupancy                                                                   119             112
    Equipment                                                                   110             113
    Other operating expenses                                                    363             357
                                                                   ------------------ --------------
            Total noninterest expense                                         1,203           1,142
                                                                   ------------------ --------------

INCOME BEFORE INCOME TAX                                                        539             401

PROVISION FOR INCOME TAX                                                        162             117
                                                                   ------------------ --------------
NET INCOME                                                           $          377     $       284
                                                                   ================== ==============

EARNINGS PER SHARE
    Basic                                                            $         0.33     $      0.26
    Diluted                                                          $         0.33     $      0.25
    Weighted average shares outstanding                                   1,125,562       1,108,227
    Weighted average diluted shares outstanding                           1,154,009       1,142,447



      The accompanying notes are an integral part of these financial statements.

VALLEY COMMUNITY BANCSHARES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(dollars in thousands, except for per share amounts)


                                                                       Three Months Ended,
                                                                            March 31,
                                                                 --------------------------------
                                                                        2000            1999
                                                                 ---------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                    $       377       $     285
    Adjustments to reconcile net income to net cash
            from operating activities
        Provisions for loan losses                                         27              15
        Depreciation                                                       94             103
        Deferred income tax                                                 2              (8)
        Net amortization on securities                                     10              22
        FHLB stock dividends                                               (6)             (7)
        Increase in accrued interest receivable                            65              79
        Increase (decrease) in other assets                               (41)              6
        Increase (decrease) in accrued interest payable                    75              (7)
        Increase (decrease) in other liabilities                          132             (67)
                                                                 ---------------- ---------------
            Net cash from operating activities                            735             421
                                                                 ---------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net increase in federal funds sold                                      -             (70)
    Net decrease in interest-bearing deposits with banks                2,701           2,902
    Purchase of securities available-for-sale                          (1,306)         (8,202)
    Proceeds from maturities of securities available-for-sale           2,528           5,448
    Proceeds from maturities of securities held-to-maturity                27             214
    Purchase stock in FHLB                                                  -             (20)
    Net increase in loans                                              (5,298)         (3,488)
    Additions to premises and equipment                                  (312)           (747)
                                                                 ---------------- ---------------
            Net cash from investing activities                         (1,660)         (3,963)
                                                                 ---------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in deposits                                 1,749          (1,576)
    Net increase (decrease) in other borrowed funds                       (29)            141
    Cash dividends paid                                                  (563)           (135)
    Common stock issued                                                     -           3,591
    Stock options exercised                                                 -              28
                                                                 ---------------- ---------------
            Net cash from financing activities                          1,157           2,049
                                                                 ---------------- ---------------

NET INCREASE (DECREASE) IN CASH AND DUE                                   232          (1,493)
    FROM BANKS
CASH AND DUE FROM BANKS, beginning of year                              5,127           5,630
                                                                 ---------------- ---------------
CASH AND DUE FROM BANKS, at end of period                         $     5,359       $   4,137
                                                                 ================ ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash payments for

        Interest                                                  $       698       $     724

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES

    Unrealized gains (losses) on securities available-for-sale    $      (120)      $     (81)
                                                                 ================ ===============
    Common stock issued for land                                  $         -       $     125
                                                                 ================ ===============
    Deferred tax on unrealized gains (losses) on securities
        available-for-sale                                        $        41       $      27
                                                                 ================ ===============


     The accompanying notes are an integral part of these financial statements.

VALLEY COMMUNITY BANCSHARES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Basis of Presentation

Valley Community Bancshares, Inc. (the "Company") has prepared the consolidated financial statements of the Company for the three-month period ended March 31, 2000 and March 31, 1999 without audit by the Company's independent auditors. However, the financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of the Company's management, all adjustments consisting of normal recurring accruals necessary for a fair presentation of the financial condition and results of operations for the interim periods included herein have been made. The consolidated balance sheet of the Company as of December 31, 1999 has been derived from the audited consolidated balance sheet of the Company as of that date. The results of operations for the three months ended March 31, 2000, are not necessarily indicative of the results to be anticipated for the year ending December 31, 2000.

Certain information and note disclosures normally included in the Company's annual financial statement prepared in accordance with generally accepted accounting principals have been condensed or omitted. Therefore, these consolidated financial statements and notes thereto should be read in conjunction with a reading of the financial statements and notes thereto included in the Company's Form 10 for the year ended December 31, 1999. Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

2.       Earnings per share

Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. Diluted earnings per share amounts are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2000 and 1999 (dollars in thousands, except per share amounts).


VALLEY COMMUNITY BANCSHARES, INC.                             Three Months Ended
Earnings Per Share                                                 March 31,
                                                         ------------------------------
                                                               2000            1999
                                                         --------------    ------------
NUMERATOR:

Net income                                                 $       377     $       284

DENOMINATOR:

Denominator for basic earnings per share:
     Weighted average shares                                 1,125,562       1,108,227
     Effect of dilutive securities - stock options              28,447          34,220

Denominator for diluted earnings per share:
     Weighted average shares and assumed
         conversion of dilutive stock options                1,154,009       1,142,447

Basic earnings per share                                   $      0.33     $      0.26

Dilutied earnings per share                                $      0.33     $      0.25


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (1)      Independent Auditor's Report

         (2)      Consolidated Balance Sheet at December 31, 1999 and December
                  31,1998

         (3) Consolidated Statement of Income for the years ended December 31, 1999, December 31, 1998 and December 31, 1997

         (4) Consolidated Statement of Cash Flows for the years ended December 31, 1999, December 31, 1998 and December 31, 1997

         (5) Consolidated Statement of Changes in Stockholders' Equity for the years ended December 31, 1999, December 31, 1998 and December 31, 1997

         (6)      Notes to Consolidated Year-End Financial Statements

         (7)      Consolidated Balance Sheet at March 31, 2000

         (8)      Consolidated Statement of Income for quarter ended March 31,
                  2000

         (9)      Consolidated Statement of Cash Flow for quarter ended
                  March 31, 2000

         (10) Notes to Consolidated Financial Statements for quarter ended March 31, 2000.

The Exhibits are described in the Exhibit Index immediately following the signature page filed as a part of this Registration Statement.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     VALLEY COMMUNITY BANCSHARES, INC.
                                     (Registrant)

Date: 9-6-00                         By: /s/ David H. Brown
     ------------------------           ---------------------------------------
                                           David H. Brown
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of Valley Community Bancshares, Inc., do hereby severally constitute and appoint David H. Brown our true and lawful attorney and agent to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us on our names in the capacities indicated below which said David H. Brown may deem necessary or advisable to enable Valley Community Bancshares, Inc., to comply with any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form 10 relating to the registering of Valley Community Bancshares, Inc.'s Common Stock, including specifically but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that David H. Brown shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/                                      Chairman of the Board                  April 23, 2000
-------------------------------------
Thomas R. Absher

/s/                                      Director, President and CEO            April 23, 2000
-------------------------------------
David H. Brown

/s/                                      Director                               April 23, 2000
-------------------------------------
Warren D. Hunt

/s/                                      Director                               April 23, 2000
-------------------------------------
A. Eugene Hammermaster

/s/                                      Director                               April 23, 2000
-------------------------------------
William E. Fitchett

/s/                                      Director                               April 23, 2000
-------------------------------------
David K. Hamry

/s/                                      Director                               April 23, 2000
-------------------------------------
Steven M. Harris

/s/                                      Director                               April 23, 2000
-------------------------------------
Roger L. Knutson

/s/                                      Senior Vice President and CFO          April 23, 2000
-------------------------------------
Joseph E. Riordan

/s/                                      Senior Vice President                  April 23, 2000
-------------------------------------
Roy W. Thompson

/s/                                      President of Valley Bank               April 23, 2000
-------------------------------------
Richard D. Pickett

EXHIBIT INDEX

         3.1      Articles of Incorporation of the Company
         3.2      Bylaws of the Company
         4.1      Specimen Stock Certificate
         4.2      Reference is made to Exhibits 3.1 and 3.2
        10.1      Severance agreement for Mr. Brown
        10.2      Severance agreement for Mr. Thompson
        10.3      Severance agreement for Mr. Riordan
        10.4      Severance agreement for Mr. Pickett
        10.5      Deferred Compensation Agreement for Mr. Brown
        10.6      1998 Stock Option Plan
        10.7      Valley Bank Construction Agreement dated November 18, 1999
        10.8      401(k) Defined Contribution Plan and Noncontributory Profit
                  Sharing Plan Adoption Agreement
        11        Statement re: computation of per share earnings
        21        Subsidiaries of the Company
        24        Power of Attorney is set forth on the signature page of this
                  Registration Statement
        27        Financial Data Schedule